UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Merus N.V.

(Name of Subject Company)

Merus N.V.

(Name of Person Filing Statement)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Sven (Bill) Ante Lundberg, M.D.

c/o Merus US, Inc.

139 Main St. Suite 302

Cambridge, MA 02142

(617) 401-4499

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter N. Handrinos

R. Scott Shean

Brian R. Umanoff

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Merus. The address of Merus’ principal executive office is Uppsalalaan 17, 3rd and 4th floor, 3584 CT Utrecht, The Netherlands. The telephone number of Merus’ principal executive office is +31 85 016 2500.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the common shares, nominal value €0.09 per share, of Merus (the “Common Shares”). As of the close of business on October 13, 2025, there were (i) 75,842,847 Common Shares issued and outstanding, (ii) no preferred shares issued and outstanding, (iii) no Common Shares held in treasury by Merus, (iv) 10,163,285 Common Shares subject to outstanding share options (the “Merus Options”), and (v) 468,618 Common Shares reserved for future issuance in connection with Merus’ 2016 Incentive Award Plan, as amended.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of Merus, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), to purchase all of the issued and outstanding Common Shares in exchange for $97.00 per Share in cash (the “Offer Consideration”), without interest and subject to any applicable tax withholding, on the terms and subject to the conditions set forth in the offer to purchase, dated October 21, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Genmab and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the transaction agreement, dated as of September 29, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”, and the transactions contemplated thereby, the “Transactions”) by and among Merus, Genmab and Purchaser, pursuant to which, following the payment by Purchaser for all Common Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time (as defined below) (the “Acceptance Time”), Purchaser will commence a subsequent offering period (the “Subsequent Offering Period”) for a period of at least ten (10) business days to purchase additional Common Shares. Pursuant to the Subsequent Offering Period, Purchaser will offer to purchase such additional Common Shares validly tendered during such Subsequent Offering Period at the Offer Consideration, without interest and subject to any applicable tax withholding (the “Subsequent Closing”, and the final date on which Common Shares tendered during the Subsequent Offering Period are accepted for payment and paid for (the “Subsequent Closing Date”)).

Following the Subsequent Closing, if certain conditions are met, Merus or its legal successor will become an indirect wholly owned subsidiary of Genmab through the Back-End Transactions, as defined and explained below in more detail. Merus will, at Genmab’s request, cooperate with Genmab and Purchaser and use reasonable best efforts to cause the delisting of the Common Shares from the Nasdaq Stock Market (the “Delisting”) as promptly as practicable after the Subsequent Closing Date and, promptly thereafter, the deregistration of the Common Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of Merus’s reporting obligations to the SEC with respect to the Common Shares thereunder.

The mechanics of the applicable back-end reorganization transactions will be subject to receipt of a certain tax ruling as set forth below (the following transactions collectively referred to as the “Back-End Transactions”),

•

If, on or prior to the Subsequent Closing Date, Merus receives from the Dutch Tax Authority (the “DTA”) a ruling in respect of the application of Article 14b(3) and (7) of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) to the Back-End Merger (as defined below) (the “Article 14b Tax Ruling”):

○

prior to the execution of the notarial deed effecting the Back-End Merger, Merus will (i) in its capacity as sole shareholder of a subsidiary of Merus newly incorporated under the laws of The Netherlands (“New TopCo”), and subject to Purchaser having granted the Back-End Loan (as defined below), resolve to effect, following the effective time of the Back-End Merger, the cancellation of all outstanding class A shares of New TopCo (“New TopCo Shares A”) to be issued to non-tendering Merus Shareholders (as defined below) (each, a “Minority Shareholder,” and collectively, the “Minority Shareholders”) in the Back-End Merger in exchange for the Cancellation Consideration (as defined below), less applicable tax withholding and without interest (the “Back-End Cancellation”) and (ii) direct the management board of New TopCo to approve the Back-End Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time neither knows nor reasonably foresees that, following the Back-End Cancellation, New TopCo cannot continue to pay its due and payable debts;

○	Merus and New TopCo will execute the notarial deed effecting the Back-End Merger no later than 23:59 Central European Time on the Subsequent Closing Date;

○	prior to the Back-End Cancellation Effective Time (as defined below), Purchaser will make the Back-End Loan (as defined below) to New TopCo; and

○	the Back-End Cancellation will become effective at 0:30 Central European Time on the date that the Back-End Merger becomes effective (the “Back-End Cancellation Effective Time”).

For the purposes of this Schedule 14D-9, (i) the “Back-End Merger” means the legal merger (juridische fusie) of Merus with and into New TopCo, with New TopCo allotting New TopCo Shares A to Minority Shareholders and class B shares of New TopCo to Purchaser in accordance with Sections 2:309 et seq. of the Dutch Civil Code, as contemplated by, and in accordance with, the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry and (ii) the “Back-End Loan” means the loan by Purchaser to New TopCo for a principal amount, in cash out of immediately available funds, equal to the product of (i) the number of New TopCo Shares A that will be issued and outstanding immediately prior to the Back-End Cancellation Effective Time and (ii) the Offer Consideration.

•	If, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained:

○

if the number of Common Shares collectively owned by Genmab, Purchaser or any of their respective affiliates on the Subsequent Closing Date does not represent at least ninety-five percent (95%) of the issued and outstanding share capital of Merus (the “Back-End Compulsory Acquisition Threshold”), then, promptly following the expiration of the

Subsequent Offering Period, (i) Merus will cause the execution of an amendment to Merus’ articles of association in order to increase, in one or more tranches through the operation of transitional provisions to that effect, Merus’ authorized share capital (maatschappelijk kapitaal) (the “Back-End Articles Amendment”), in such a manner as to permit the issuance, in one or more tranches, of such number of Common Shares by Merus to Purchaser that will result in the Back-End Compulsory Acquisition Threshold being achieved, at an issue price per Common Share equal to the Offer Consideration, against contribution in kind by Purchaser of a subordinated promissory note to be issued by Genmab (or an affiliate of Genmab) in an aggregate principal amount equal to the aggregate number of Common Shares to be so issued, multiplied by the Offer Consideration (the “Back-End Share Issuance”) and (ii) promptly following the execution of the Back-End Articles Amendment, Purchaser and Merus will effect the Back-End Share Issuance;

○

as promptly as reasonably practicable following the Back-End Share Issuance (if the Back-End Compulsory Acquisition Threshold has not been achieved on the Subsequent Closing Date) or promptly after the Subsequent Offering Period (if the Back-End Compulsory Acquisition Threshold has been achieved on the Subsequent Closing Date), as applicable, Purchaser will (and Genmab will cause Purchaser to) commence the compulsory acquisition by Purchaser, Genmab or any of their affiliates, of Common Shares from each Minority Shareholder in accordance with Section 2:92a or article 2:201a of the Dutch Civil Code (Burgerlijk Wetboek), as applicable (the “Back-End Compulsory Acquisition”) in exchange for amount as determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) (the “Enterprise Court”, and the amount determined by the Enterprise Court, the “Court Determined Consideration”); and

○

irrespective of whether the Back-End Compulsory Acquisition Threshold has been achieved (or when the Back-End Compulsory Acquisition is commenced), effective promptly following the Delisting, Merus will cause (i) the execution of certain amendments to Merus’ articles of association in accordance with the principles as set forth in the Transaction Agreement and (ii) the conversion of the legal form of Merus into a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Back-End Conversion and Amendment”).

If Purchaser consummates the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions, each Common Share held by a Minority Shareholder will be either be cancelled through the Back-End Cancellation or acquired by Purchaser through the Back-End Compulsory Acquisition, and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of the Back-End Cancellation, an amount in cash equal to the Offer Consideration multiplied by the number of Common Shares held by such Minority Shareholder immediately prior to the Back-End Cancellation (the “Cancellation Consideration”), less any applicable tax withholding, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Cancellation Consideration, and without interest or (b) in the case of the Back-End Compulsory Acquisition, the Court Determined Consideration. If you do not tender your Common Shares in the Offer or during the Subsequent Offering Period, and both the Offer and the Back-End Transactions are consummated, then you will be paid for your Common Shares later than you would have been paid if you had tendered your Common Shares in the Offer or during the Subsequent Offering Period.

No Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period or for Common Shares acquired pursuant to the Back-End Compulsory Acquisition. The tax withholding applicable to the = Cancellation Consideration will, however, include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration per New TopCo Share A exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes (the

“Fiscally Recognized Capital”) of the New TopCo Share A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular Minority Shareholder.

Merus has calculated the amount of Fiscally Recognized Capital of Merus as of December 31, 2024 (the “Calculation”). Based on the Calculation, the Fiscally Recognized Capital per New TopCo Share A is expected to be significantly lower than the Cancellation Consideration. The Calculation and the amount of Fiscally Recognized Capital of Merus and Fiscally Recognized Capital per New TopCo Share A will have to be updated for any relevant transactions between December 31, 2024 and the Back-End Merger. On the basis of the Calculation, and assuming (i) the USD/EUR exchange rate at the time of the Back-End Merger will not be significantly lower than the current USD/EUR exchange rate and (ii) no material negative changes will occur in the amount of Fiscally Recognized Capital of Merus between December 31, 2024 and the Back-End Merger, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular Minority Shareholder timely demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Merus, Genmab and the Purchaser agreed to submit a request to the DTA to seek advance tax clearance on the Calculation and the Dutch dividend withholding tax due in respect of the Back-End Cancellation (the “Article 13 Tax Ruling Request”). If the DTA has not granted the Article 13 Tax Ruling Request prior to the consummation of the Back-End Cancellation, Merus and Genmab shall apply the calculation methodology set forth in the Article 13 Tax Ruling Request for purposes of determining the amount of Dutch dividend withholding tax to be withheld in connection with the payments made to Minority Shareholders in connection with the Back-End Cancellation, subject to such revisions as Merus and Genmab reasonably agree in good faith.

Unless any such Minority Shareholder prior to the Back-End Cancellation timely demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such shareholder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each Minority Shareholder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the DTA. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law will be treated for all purposes as having been paid to the relevant Minority Shareholder. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. Please see Section 6—“Material Dutch Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference, for a more detailed discussion of the Dutch withholding tax consequences of the Back-End Cancellation.

Purchaser’s obligation to purchase Common Shares pursuant to the Offer is subject to the satisfaction or (if permitted by applicable law and the terms of the Transaction Agreement) waiver of various usual and customary conditions, including:

•

The valid tendering in accordance with the terms of the Offer of the amount of Common Shares (and such tenders not having been properly withdrawn) to enable Purchaser to acquire, together with (i) any Common Shares Genmab, Purchaser or their respective Affiliates at that time owns, and (ii) any Common Shares irrevocably and unconditionally (subject only to the occurrence of Closing, as defined hereafter) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, at least eighty percent (80%) of Merus’s issued and outstanding share capital (the “Minimum Condition”), excluding from both the numerator and denominator of such percentage determination any Common Shares held by Merus in treasury immediately prior to the Expiration Time at the Acceptance Time (and prior to the Subsequent Offering Period) (the “Closing”). Under certain circumstances, Purchaser may reduce the Minimum Condition to seventy-five percent (75%) of Merus’s issued and outstanding share capital.

•

The receipt of required approvals relating to U.S. and foreign competition filings (including the Hart-Scott-Rodino Antitrust Improvements Act of 1976), or the expiration or termination of their respective waiting periods (and any extension thereof) (collectively, the “Required Approvals”). Merus, Purchaser and Genmab have agreed to use their respective reasonable best efforts to obtain the Required Approvals.

•

The adoption of resolutions by shareholders of Merus (each, a “Merus Shareholder,” and collectively, the “Merus Shareholders”) at an extraordinary general meeting of Merus to be convened in connection with the Offer (the “EGM”) (or a subsequent EGM) approving certain transactions and other matters relating to the Offer, and particularly, the resolutions required to consummate the relevant Back-End Transactions and to appoint Purchaser designees to the Merus board of directors effective upon the Closing.

Genmab has obtained committed debt financing from Morgan Stanley Senior Funding, Inc. to support the Offer. The Offer is not subject to any financing condition.

The Transaction Agreement provides for the following treatment of Merus equity awards upon the Acceptance Time. Each Merus Option that is outstanding and unexercised immediately prior to the Acceptance Time with an exercise price per Common Share that is less than the Offer Consideration, whether or not fully vested and exercisable and whether or not then subject to any performance or other conditions (i) will vest in full at the Acceptance Time and (ii) be canceled immediately prior to the Closing and converted automatically into the right to receive an amount in cash, equal to the product of (a) the amount by which the Offer Consideration exceeds the applicable exercise price per Common Share of such Merus Option and (b) the aggregate number of Common Shares underlying such Merus Option, without interest and subject to any applicable tax withholding. Each Merus Option that is outstanding immediately prior to the Acceptance Time with an exercise price per Common Share that is equal to or greater than the Offer Consideration will be cancelled immediately prior to the Closing in exchange for no consideration.

Under no circumstances will interest be paid on the Offer Consideration, including by reason of any extension of the Offer or any delay in making payment for the Common Shares.

Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on December 11, 2025 or, if the Offer is extended pursuant to and in accordance with the terms of the Transaction Agreement, the date and time to which the Offer has been so extended (the “Initial Expiration Time”, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”). In no event shall the Expiration Time occur prior to the date of the EGM, and in the event that Merus does not deliver its Form 10-Q for the third fiscal quarter of 2025 (the “Merus Q3 Form 10-Q”) to Genmab in draft form on or before October 27, 2025 or does not file the Merus Q3 Form 10-Q with SEC on or before October 31, 2025, then the Expiration Time will occur no earlier than 5:00 p.m., New York City time, on January 23, 2026, unless Genmab’s committed debt financing (or any alternative debt financing) in connection with the Transactions is consummated in full (including if the proceeds of such committed debt financing or any such alternative debt financing are placed into escrow upon consummation) prior to such date.

According to the Schedule TO, Purchaser was formed solely for the purpose of engaging in the transactions contemplated by the Transaction Agreement, including the Offer and the Back-End Transactions. The Offer to Purchase states that each of Genmab’s and Purchaser’s principal executive office is located at Carl Jacobsens Vej 30, 2500 Valby, Denmark, and the telephone number of each of Genmab and Purchaser is +45 70 20 27 28.

Merus has filed this Schedule 14D-9 and Genmab and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Schedule 14D-9 and you should not consider it as part of this Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of Merus, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Merus or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Genmab or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser and Genmab.

Transaction Agreement

The summary of the Transaction Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Agreement. In the event of any discrepancy between the summary and description and the actual text, rights and obligations of the Transaction Agreement, such text of the Transaction Agreement controls.

The Transaction Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and shareholders with information regarding the terms of such agreement. It is not intended to provide any other factual information about Genmab, Purchaser or Merus. The representations, warranties and covenants contained in the Transaction Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Transaction Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by Merus to Genmab and Purchaser but is not filed with the SEC as part of the Transaction Agreement. Investors and shareholders are not third-party beneficiaries under the Transaction Agreement. Accordingly, investors and shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about Merus, Genmab or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The summary of the Transaction Agreement contained in Section 12— “The Transaction Agreements – Transaction Agreement” of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit (e)(1) hereto, and which is incorporated herein by reference.

Confidentiality Agreement

Genmab and Merus previously executed a letter agreement dated as of August 20, 2025 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions (including, but not limited to, the ability to make disclosures requested or required by a governmental authority or by order of a court of competent jurisdiction), neither Genmab, Merus nor their respective representatives would, for a two (2)-year period from the date of the Confidentiality Agreement, disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or use any of the other party’s Confidential Information except for the purpose of evaluating, negotiating or consummating a possible negotiated transaction between Genmab and Merus. The Confidentiality Agreement contained a customary “standstill” provision applicable to Genmab only for a period of one (1) year after the date of the Confidentiality Agreement, subject to customary carve-outs and fall-away provisions.

The summary of the Confidentiality Agreement contained herein is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto, and which is incorporated herein by reference.

Exclusivity Agreement

Genmab and Merus previously executed an exclusivity agreement dated as of September 21, 2025 (the “Exclusivity Agreement”), pursuant to which Merus agreed, among other things, not to, from the date thereof until 11:59 p.m. New York City time on September 26, 2025 (to be automatically extended to 11:59 p.m. New York City time on September 28, 2025, if on September 26, 2025, Genmab was diligently working in good faith to execute definitive documentation relating to a proposed transaction involving Merus) directly or indirectly: (a) solicit, initiate, discuss, respond to, knowingly facilitate or knowingly encourage any inquiry, proposal or offer (whether written or oral) from any person or entity (other than Genmab and its representatives) relating to, or that could reasonably be expect to lead to, (i) any acquisition, directly or indirectly, of more than 25% of the voting power of the outstanding equity interests in Merus, whether by merger, consolidation, recapitalization, business combination, share exchange, purchase, tender offer or otherwise, (ii) any acquisition, sale, lease, license or other disposition, directly or indirectly, of all or a material portion of the consolidated assets of Merus and its subsidiaries, taken as a whole, or (iii) any other business combination or similar transaction (including by merger, consolidation, recapitalization, business combination, share exchange, purchase, tender offer or otherwise) or any collaboration agreement, co-development agreement or other similar agreement, in each case, that would reasonably be expected to materially impede or materially delay a potential transaction between Merus and Genmab (each, a “Proposal”); (b) participate in any discussions, conversations, negotiations or other communications with, or provide any nonpublic information to, any person or entity (other than Genmab and its representatives) regarding any Proposal; or (c) enter into any contract, agreement, arrangement or understanding (whether oral or written) with any person (other than Genmab and its representatives) relating to a Proposal.

The summary of the Exclusivity Agreement contained herein is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto, and which is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Merus.

Merus’ executive officers and the members of the board of directors of Merus (the “Merus Board”) have financial interests in the Offer and the Back-End Transactions and the other Transactions contemplated by the Transaction Agreement that are different from, or in addition to, those of Merus’ shareholders generally. Those interests may create potential or actual conflicts of interests. The Merus Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Transaction Agreement and the Transactions, as more fully discussed below in the subsection entitled “—Background and Reasons for the Merus Board’s Recommendation—Reasons for the Recommendation of the Merus Board.”

Consideration for Common Shares Tendered Pursuant to the Offer

If Merus’ executive officers and directors who own Common Shares tender their Common Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other shareholders of Merus. If such executive officers and directors do not tender their Common Shares for purchase pursuant to the Offer, but the Acceptance Time occurs and the Back-End Transactions are consummated, such executive officers and directors will also receive in exchange for their Common Shares the same consideration on the same terms and conditions as the other shareholders of Merus. As of October 13, 2025, the executive officers and directors of Merus beneficially owned, in the aggregate, 272,316 Common Shares, excluding Common Shares issuable upon exercise of outstanding Merus Options which are further discussed in the subsection below entitled “Effect of the Offer and the Back-End Transactions on Merus Options—Generally.” If the directors and executive officers were to tender all such Common Shares for purchase pursuant to the Offer and those Common Shares were accepted for purchase and purchased by Genmab, then the directors and officers would receive collectively, an aggregate of $26,414,652 in cash, pursuant to tenders into the Offer.

The following table sets forth the number of Common Shares beneficially owned as of October 13, 2025 by each of our executive officers and directors, excluding Common Shares issuable upon exercise of outstanding Merus Options, and the aggregate cash consideration that would be payable for such Common Shares pursuant to the Offer based on the Offer Consideration.

Name	Number of Common Shares Beneficially Owned (#)	Cash Consideration for Common Shares Beneficially Owned ($)(1)
Executive Officers
Sven (Bill) Ante Lundberg, M.D.*	198,740	$19,277,780
Peter B. Silverman, J.D.	—	$—
Greg Perry	—	$—
Fabian Zohren, M.D., Ph.D.	—	$—
Non-Employee Directors
Maxine Gowen, Ph.D.	—	$—
Mark Iwicki	73,576	$7,136,872
Len Kanavy	—	$—
Anand Mehra, M.D.	—	$—
Paolo Pucci	—	$—
Victor Sandor, M.D.	—	$—
Jason Haddock	—	$—

*	Dr. Lundberg is both a director and an executive officer.
(1)	Calculated based on (a) the number of owned Common Shares, multiplied by (b) $97.00.

Effect of the Offer and the Back-End Transactions on Merus Options—Generally

Pursuant to the terms of the Transaction Agreement, at the Acceptance Time, (i) each Merus Option that is outstanding and unexercised as of immediately prior to the Acceptance Time with an exercise price per Common Share that is less than the Offer Consideration, whether or not then fully vested and exercisable and whether or not then subject to any performance or other conditions, (each, an “In the Money Merus Option”) will vest in full at the Acceptance Time and will be cancelled immediately prior to the Closing and converted automatically into the right to receive an amount in cash, equal to the product of (x) the amount by which the Offer Consideration exceeds the applicable exercise price per Common Share of such Merus Option and (y) the aggregate number of Common Shares underlying such Merus Option (the “Option Consideration”) without interest and subject to any applicable tax withholding, and (ii) each Merus Option other than an In the Money Merus Option (if any) will be canceled immediately prior to the Closing for no consideration.

Treatment of Executive Officer and Director Merus Options in the Back-End Transactions

All Merus Options held by Merus’ executive officers and non-employee directors will be treated as described in the preceding subsection entitled “Effect of the Offer and the Back-End Transactions on Merus Options—Generally.”

Table of Estimated Consideration for Executive Officer and Director Merus Options

The following table sets forth (i) the number of Common Shares underlying the outstanding Merus Options held by Merus’ executive officers and non-employee directors, as applicable; and (ii) the estimated Option Consideration that Merus’ executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Offer in respect of such awards, in each case as of October 13, 2025. All Merus Options held by Merus’ executive officers and non-employee directors are In the Money Merus Options. Solely for purposes of the table below, we have assumed that the Acceptance Time occurs on October 13, 2025. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between October 13, 2025 and the Acceptance Time.

Name	Number of Common Shares Subject to Merus Options (#)	Amount Payable in Respect of Merus Options ($)
Executive Officers
Sven (Bill) Ante Lundberg, M.D.*	1,999,248	$142,256,212
Peter B. Silverman, J.D.	505,914	$34,541,345
Greg Perry	662,126	$44,885,809
Fabian Zohren, M.D., Ph.D.	233,943	$10,594,275
Non-Employee Directors
Maxine Gowen, Ph.D.	73,252	$5,118,980
Mark Iwicki	86,939	$6,203,496
Len Kanavy	98,124	$7,104,543
Anand Mehra, M.D.	103,939	$7,681,816
Paolo Pucci	76,437	$5,383,536
Victor Sandor, M.D.	84,806	$6,089,572
Jason Haddock	30,881	$1,584,692

*	Dr. Lundberg is both a director and an executive officer.

Severance Benefits in Employment Agreements of Executive Officers

Merus’ subsidiary, Merus US, Inc. (“Merus US”) is party to employment agreements with each of Dr. Lundberg, Mr. Silverman, Mr. Perry and Dr. Zohren that provide that, if the applicable executive officer’s employment is terminated by Merus US without “cause” or due to the applicable executive officer’s resignation for “good reason,” in either case, within 12 months following a “change in control”, the applicable executive officer will be entitled to receive the following payments and benefits:

•	a lump sum payment equal to 1.0 times (or 1.5 times for Dr. Lundberg) the sum of the executive officer’s base salary and target annual bonus;

•	payment of any earned but unpaid annual bonus for the year prior to the year of termination;

•

direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended, “COBRA”) for up to 12 months; and

•

accelerated vesting of the executive officer’s time-based equity awards, with any awards that vest in whole or in part based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement. No equity awards held by an executive officer are subject to the attainment of performance-vesting conditions.

The severance benefits are conditioned on the applicable executive officer (i) executing and not revoking a general release of claims, and (ii) continuing to comply with the restrictive covenants and other obligations set forth in the executive officer’s proprietary information agreement.

Estimated potential severance payments for Merus’ named executive officers are set forth below in “Item 8. Additional Information—Golden Parachute Compensation.”

Tax Reimbursements

Merus has agreed to make tax reimbursement payments to the executive officers to the extent such executive officers are subject, in connection with the Transactions, to an excise tax imposed by Section 4999 of the Code, in an amount that generally will place them in the same after-tax position that they would have been in if no excise tax had applied and no tax reimbursement payment had been made, subject to certain limitations. The amount of any such tax reimbursement payment will be based on a number of factors and is not determinable at this time, but the aggregate amount of tax reimbursement payments by Merus is subject to a cap of $9,300,000. Merus may enter into tax reimbursement agreements with the executive officers regarding the excise tax reimbursement payments.

Permitted Retention Pool

Merus may adopt a cash-based retention program prior to the Closing where the aggregate amount payable under such program does not exceed $10,000,000. Retention payments under this program are permitted to be paid on the first anniversary of the Closing based on continued employment through such date (or earlier termination by Merus without “cause”). Each retention award recipient under the retention program will be determined by Merus with the consent of Genmab. As of the date hereof, it is not known whether any executive officer of Merus will receive a cash retention award, and no executive officer has yet been granted a cash retention award.

Continuing Employees—Employee Benefit Plans

Pursuant to the Transaction Agreement, for a period of one year following the Closing, Genmab will, or will cause its subsidiaries to, provide each employee of Merus or its subsidiaries as of the Closing who continue their employment with Genmab or any of its subsidiaries immediately following the Merger Effective Date (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate (as applicable) that is no less than the base salary or regular hourly wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) an annual target cash bonus opportunity (excluding retention and change in control bonuses) that is not less than the annual target cash bonus opportunity provided to such Continuing Employee immediately prior to the Closing and (iii) employee benefits (excluding equity or equity-based compensation, severance, retention, change in control, employee stock purchase benefits, defined benefit pension benefits and retiree health and welfare benefits) that are in the aggregate substantially comparable to the greater of (A) those received by such Continuing Employee immediately prior to the Closing or (B) those provided by Genmab or its subsidiaries to similarly situated employees of Genmab or its subsidiaries.

For purposes of vesting, entitlement to (or level of) and eligibility to participate under the employee benefit plans (excluding benefit accruals under any defined benefit pension plan) of Genmab or any of its subsidiaries (each, a “New Plan”), Genmab will use commercially reasonable efforts to cause each Continuing Employee to receive service credit to the same extent recognized by Merus or any of its subsidiaries under comparable plans immediately prior to the Closing; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits or funding. In addition, Genmab will waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are covered immediately prior to the Closing under the applicable employee benefit plans and to the same extent such limitations are waived under any comparable plan of Genmab or its subsidiaries and use commercially reasonable efforts to recognize, for purposes of the annual deductible and out-of-pocket limits under its medical and dental plans, the deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Closing occurs.

Annual Bonus Treatment

The parties have agreed that Merus’ annual bonus payouts for 2025 will be paid out based on actual performance in the ordinary course of business consistent with past practice no later than February 2, 2026, generally subject to the participant’s continued employment through the payment date (except in the case of certain qualifying terminations).

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Genmab or its affiliates, which would not become effective until after the Back-End Transactions are consummated, if at all. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Genmab or other retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Genmab and/or its affiliates have been established.

Rule 14d-10(d) Matters

Prior to the Acceptance Time, to the extent required, the Merus Board will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Merus’ articles of association (the “Articles of Association”), provide for certain indemnification rights for its directors, officers and employees, and Merus has entered into indemnification agreements with each of its executive officers and directors providing for procedures for indemnification and advancements by Merus of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to Merus or, at Merus’ request, service to other entities, as officers or directors to the maximum extent permitted by Dutch law.

The description of the indemnification agreements entered into between Merus and its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference.

Pursuant to the Articles of Association, Merus will indemnify and hold harmless each of its indemnified employees, officers and directors against any financial losses or other damages incurred by such indemnified person and any expense reasonably paid or incurred by or on behalf of such person in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative, investigative or other nature, formal or informal, in which he or she becomes involved, to the extent relating to his or her current or former position with Merus and/or a group company, and in each case to the fullest extent permitted by applicable law. No indemnification will be given to an indemnified employee, officer or director: (i) if a competent court or arbitral tribunal has established, without possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above result from either an improper performance of his or her duties as an officer or director of Merus or an unlawful or illegal act; (ii) to the extent that his or her financial losses, damages and expenses are covered under an insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so); or (iii) in relation to proceedings brought by such indemnified person against Merus, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to the Articles of Association or an agreement between such indemnified person and Merus which has been approved by the Merus Board.

The Transaction Agreement provides for the continuation of certain indemnification, exculpation, advancement of expenses and insurance rights in favor of indemnified persons. From and after the Closing, Purchaser has agreed to honor and fulfill in all respects the obligations of Merus and its subsidiaries under any and all indemnification agreements between Merus and its subsidiaries, on the one hand, and any of their respective present or former directors and officers, on the other hand (collectively, the “Indemnified Parties,” and such agreements, the “Indemnification Agreements”). In addition, Genmab and Purchaser have agreed that all rights to indemnification, advances and exculpation from liabilities for acts or omissions occurring at or prior to the Closing in favor of the Indemnified Parties as provided in the Articles of Association or the organizational documents of any subsidiary and the Indemnification Agreements will survive the Closing and the Back-End Transactions and will continue in full force and effect in accordance with their terms and will not be amended, repealed or modified in a manner less advantageous to the Indemnified Parties for a period of six (6) years following the Closing.

For a period of six (6) years after the Closing, Purchaser has agreed to indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any litigation, suit, claim, action, arbitration, mediation or proceeding (whether arising before or after the Closing), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of Merus or any of its subsidiaries, occurring on or before the Closing or, for the independent directors resigning pursuant to the Transaction Agreement, for acts or omissions occurring at or prior to the date of their resignation contemplated by the Transaction Agreement (each, an “Indemnified Proceeding”), and to the fullest extent permitted by applicable law, the Purchaser will pay all expenses of each Indemnified Party in advance of the final disposition of any such Indemnified Proceeding, subject to receipt of an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification or exculpation.

The Transaction Agreement also provides that, prior to the Closing, Genmab will either (i) obtain and prepay, effective as of the Closing, and will maintain as of the Closing in full force and effect “tail” insurance policies (which policies by their express terms will survive the Closing) with a claims period of at least six (6) years from the Closing with respect to directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles, amounts and scope at least as favorable as Merus’ existing policies for claims arising from facts or events that occurred on or prior to the Closing or (ii) maintain in effect for six (6) years from the Closing the existing D&O Insurance policies maintained by Merus; provided that Genmab may substitute therefor policies of at least the same coverage containing terms and conditions, including coverage, retentions, limits of liability, deductibles and amounts, that are substantially similar and at least as favorable as Merus’ existing policies with respect to matters occurring prior to the Closing; provided further, that (i) in no event will Genmab be required to expend more than an amount per year equal to 300% of current annual premiums paid by Merus for such insurance (the “Insurance Cap”) and (ii) in the event of an expiration, termination or cancellation of any policy,

Genmab will be required to obtain a replacement policy substantially equivalent to such expired, terminated or canceled policy, subject to the Insurance Cap.

Section 16 Matters

Prior to the Acceptance Time, Merus will take all actions reasonably necessary or advisable to cause any dispositions of Common Shares (including any “derivative securities” as defined in Rule 16a-1(c) under the Exchange Act with respect to Common Shares) pursuant to the Transactions by any director or officer of Merus who is a covered person of Merus for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Additional Merus Arrangements.

Foundation Support Agreement

Concurrently with the execution of the Transaction Agreement, Merus entered into that certain Foundation Support Agreement (the “Foundation Support Agreement”) with Stichting Continuïteit Merus (the “Protection Foundation”), which is also party to that certain Call Option Agreement originally entered into between the Protection Foundation and Merus on or about May 24, 2016 (as amended, supplemented or otherwise modified from time to time, the “Foundation Option Agreement”) Pursuant to the Foundation Option Agreement, the Protection Foundation has certain call option subscription rights to acquire preferred shares in Merus’ capital in certain situations (the “Foundation Call Option”). Under the Foundation Support Agreement, Merus and Protection Foundation have agreed, among other things, that during the term of the Transaction Agreement, the Protection Foundation will not and cannot exercise the Foundation Call Option and that the Foundation Option Agreement, including the Foundation Call Option, will terminate with effect from the Closing.

The summary of the Foundation Support Agreement contained herein is qualified in its entirety by reference to the Foundation Support Agreement, which is filed as Exhibit (e)(2) hereto, and which is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Merus Board.

At a meeting of the Merus Board held on September 28, 2025, the Merus Board, among other things, unanimously: (i) determined that, on the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by Merus are in the best interests of Merus and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) duly authorized and approved the execution and delivery of the Transaction Agreement, the performance by Merus of its obligations under the Transaction Agreement and the consummation by Merus of the Back-End Transactions and the other Transactions to be consummated by Merus, (iii) resolved, subject to the Merus Board’s right, in certain circumstances, to effect an Adverse Recommendation Change (as defined in Section 12—“The Transaction Agreements—Transaction Agreement—No Solicitation” of the Offer to Purchase), to support the Offer and the other Transactions, to recommend acceptance of the Offer by Merus’ Shareholders and to recommend that Merus’ Shareholders vote for approval and adoption of certain matters to be proposed to the EGM (or a subsequent EGM) as contemplated by the Transaction Agreement, and (iv) resolved that Merus will pursue the Transactions on the terms, and subject to the provisions, of the Transaction Agreement.

Accordingly, and for the other reasons described in more detail below, the Merus Board hereby recommends that Merus’ shareholders accept the Offer and tender all of their Common Shares pursuant to the Offer.

A copy of the press release issued by Merus, dated September 29, 2025, announcing the Transaction Agreement, the Offer and the Back-End Transactions, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Merus Board’s Recommendation.

Background of the Offer and the Transactions

The Merus Board and the members of Merus management routinely evaluate Merus’ performance, future growth prospects, business plans and overall strategic direction and consider a variety of strategic alternatives that may be available to Merus, including continuing to pursue Merus’ strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of furthering the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders. In particular, the Merus Board and members of Merus management, from time to time, have considered a number of potential collaboration and licensing relationships, equity financings, royalty financings, restructurings and other strategic transactions, including evaluating a potential sale of Merus or its business.

On January 13, 2025, Merus authorized its Chief Operating Officer, General Counsel, Peter B. Silverman, to identify potential counterparties for business development opportunities for the development and potential commercialization of petosemtamab, including potential ex-US license and collaboration opportunities. Acting upon these directions, outreach was made to over ten parties, including Party A, Party B, Party C, Party D and Genmab in respect of a potential collaboration transaction.

After meeting in person with representatives of Party C on January 14, 2025, members of Merus management and representatives of Party C participated in a detailed due diligence process from late January 2025 through March 2025 relating to petosemtamab, with Merus providing access to a data room and hosting subject matter expert calls. In mid-March 2025, Party C indicated that it was pausing further due diligence at such time and awaiting further updates, including relating to the development of the petosemtamab program.

On January 29, 2025 and March 19, 2025, the Merus Board met and discussed Merus’ goals for 2025, including the development and commercialization or potential collaboration and licensing of petosemtamab. Following such meetings, members of Merus management continued their outreach to potential counterparties, conducting preliminary discussions and engaging in a due diligence process with certain potential counterparties in respect of a potential ex-US license or collaboration transaction, including Party A and Party C. Party C had previously entered into a confidentiality agreement with Merus in respect of a possible future business relationship in respect of petosemtamab on December 14, 2022, later amended on November 22, 2024, which did not contain a standstill provision.

In April 2025, Merus opened a data room in support of due diligence efforts to Party A in connection with Party A’s assessment of a potential collaboration transaction. Party A and Merus had previously entered into a confidentiality agreement, effective as of September 12, 2024.

On May 22, 2025, Merus announced interim data from the ongoing phase 2 clinical trial of petosemtamab with pembrolizumab, demonstrating robust efficacy and durability as a first-line treatment of PD-L1+ recurrent/metastatic (r/m) head and neck squamous cell carcinoma.

On May 27, 2025, in connection with Party D’s evaluation of a future business relationship in respect of petosemtamab, Party D entered into a confidentiality agreement with Merus, which did not contain a standstill provision.

On June 18, 2025, at the request of the Merus Board, Jefferies LLC (“Jefferies”) attended a meeting of the Merus Board and reviewed the market and industry in which Merus competes. Following this meeting and as discussed below, Jefferies consulted with the Merus Board and members of Merus management from time to time, and was subsequently formally engaged as Merus’ financial advisor in connection with a potential strategic transaction.

Throughout July and into early August 2025, members of Merus management had a number of meetings with representatives of Parties A, B and D, among other parties, to discuss the potential clinical development and commercial opportunities associated with petosemtamab. Each of these parties expressed interest in a potential collaboration transaction concerning petosemtamab.

On August 6, 2025, Senior Vice President, Corporate Development and BD&L of Genmab, Peter Louwagie, contacted Mr. Silverman, following up from the prior outreach by Merus regarding a potential collaboration transaction, to request a phone call between Dr. Jan G. J. Van de Winkel, the President and Chief Executive Officer of Genmab, and Dr. Bill Lundberg, the President and Chief Executive Officer of Merus, the purpose of which would be to discuss a potential strategic transaction involving Genmab and Merus. On August 8, 2025, Dr. van de Winkel called Dr. Lundberg, indicating that Genmab intended to submit a non-binding proposal to acquire the entire share capital of Merus. Later that day, Genmab delivered an initial non-binding proposal to acquire all the outstanding Common Shares at a price of $81.00 per share in cash, which was accompanied by a highly confident letter from an investment bank concerning a related financing. The closing price of the Common Shares on August 7, 2025 was $63.39.

On August 11, 2025, the Merus Board met along with members of Merus management and representatives of Jefferies and Latham & Watkins LLP (“Latham”), outside legal counsel to Merus, to discuss Genmab’s non-binding proposal, the consideration offered, the fiduciary duties of Merus’ directors in the context of a possible strategic transaction, and the subject matter and timeline for the due diligence requested by Genmab in its August 8, 2025 proposal. Members of Merus management also updated the Merus Board on discussions they had held with third parties in respect of the Merus Board’s prior directive to identify potential counterparties for business development opportunities for the development and potential commercialization of petosemtamab, including potential ex-US license and collaboration opportunities. After considering the status of each of these discussions, the Merus Board instructed Merus management to communicate to Genmab that its proposal did not have the benefit of diligence or a fulsome review of the clinical development and commercial opportunity of petosemtamab under a confidentiality agreement and that the proposed price per Common Share was not reflective of a fully informed valuation and to continue engaging with the Genmab team to gain a fuller understanding of Genmab’s view on the value and opportunity of petosemtamab and the broader company. Dr. Lundberg communicated this message to Dr. van de Winkel during a call among Dr. Lundberg, Mr. Silverman and Dr. van de Winkel on August 12, 2025. The Merus Board, based upon the expressed interest in a change in control transaction by Genmab, further directed Merus management to communicate to select potential counterparties that a change in control proposal had been received and to seek an indication from those counterparties as to their interest in the collaboration opportunity as well as a change in control transaction.

On August 13, 2025, Mr. Silverman held a call with Mr. Louwagie to discuss Genmab’s August 8 proposal and the go-forward diligence process.

On August 14 and 15, 2025, members of Merus management met with representatives of Parties B and A, respectively. During such meetings, members of Merus management communicated to such parties that while undertaking collaboration discussions with third parties regarding petosemtamab, Merus had received an unsolicited all-cash proposal for a change of control transaction. The representatives of Party B and Party A indicated they would be in touch in the coming days after evaluating that information internally.

Also on August 14 and 15, 2025, the Merus Board met, with members of Merus management and representatives of Jefferies and Latham in attendance, to discuss next steps with respect to the non-binding proposal received from Genmab, recent discussions with potential counterparties for a strategic transaction, including Parties A and B, and Merus management’s long-range plan for Merus, including the material assumptions underlying that plan.

On August 18, 2025, Party D submitted a non-binding term sheet for worldwide collaboration for the development and commercialization of petosemtamab.

On August 19, 2025, Party B submitted a non-binding indication of interest to acquire all the outstanding Common Shares at a price of $86.00 to $90.00 per share in cash. The closing price of the Common Shares on August 18, 2025 was $66.00.

Also on August 19, 2025, the Merus Board held a meeting, with members of Merus management and representatives of Jefferies and Latham in attendance. Jefferies provided certain preliminary financial information relating to Merus and data regarding bidding dynamics. Members of Merus management then summarized the terms of the proposal received from Party B for the Merus Board, as well as the proposal received from Party D for a global co-development and co-commercialization of petosemtamab. The Merus Board determined to direct Merus management to continue outreach to potential counterparties, including Genmab and Party B, for a strategic transaction, but determined that Party D’s co-development and co-commercialization proposal was not sufficiently value accretive and should not be prioritized at such time. The Merus Board convened again the following day, with members of Merus management and representatives of Latham and Jefferies in attendance, to discuss the proposal made by Party B in further detail.

On August 20, 2025, Genmab entered into a confidentiality agreement with Merus, which included a customary standstill provision containing standard fall-away rights, including upon execution of the Transaction Agreement.

In August 2025, Merus opened a data room in support of diligence efforts to each of Party B and Genmab.

On August 21, 2025, Party A made a non-binding proposal to acquire all the outstanding Common Shares for $94.00 per share in cash. The closing price of the Common Shares on August 21, 2025 was $66.65.

On August 22, 2025, the Merus Board met with members of Merus management and representatives of Jefferies and Latham in attendance to discuss Party A’s proposal and the status of discussions with other third parties. Jefferies provided a summary of Party A’s proposal and then discussed considerations for additional discussions with Party A and other third parties.

Also on August 22, 2025, Party B entered into a confidentiality agreement with Merus, which included a customary standstill provision containing standard fall-away rights, including upon execution of the Transaction Agreement, which was in addition to confidentiality obligations owed from a preceding agreement, effective as of February 23, 2015, as amended on December 3, 2020, between Party B and Merus.

On August 24, 2025, Dr. Lundberg, at the direction of the Merus Board, reached out to a representative of Party C in light of prior discussions with Party C regarding a licensing transaction to inform Party C that Merus recently received multiple all-cash change in control proposals and to gauge Party C’s interest in participating in the transaction process. Shortly thereafter, a representative of Party C indicated that Party C was not interested in advancing discussions at that time.

On August 25, 2025, Dr. Lundberg held a call with Dr. van de Winkel to discuss the additional diligence materials that Genmab required.

Between August 22, 2025 and September 23, 2025, Merus engaged in subject-matter due diligence calls with Genmab, Party A and Party B covering a number of functional areas, including research and development, chemistry, manufacturing and controls, legal, finance, human resources, intellectual property, clinical development and operations, quality, and facilities due diligence, and members of Merus management provided written responses to additional due diligence questions submitted by the parties.

On August 26, 2025, the Merus Board met, along with members of Merus management and representatives of Jefferies, Latham and NautaDutilh N.V., Dutch counsel to Merus (“NautaDutilh”). Members of Merus management provided an update on discussions with various third parties regarding a potential strategic transaction for Merus, including Genmab, Party A and Party B, and the Merus Board discussed potential next steps with additional third parties in respect of such a transaction. The Merus Board also authorized Merus management to prepare process letters to be provided to certain potential counterparties to a strategic transaction.

Also on August 26, 2025, Party A entered into a confidentiality agreement with Merus, which included a customary standstill provision containing standard fall-away rights, including upon execution of the Transaction Agreement, which was in addition to confidentiality obligations owed from a preceding agreement, effective as of September 12, 2024, as amended on June 8, 2025, between Party A and Merus.

On August 28, 2025, the Merus Board held a meeting with members of Merus management and representatives of Jefferies, Latham and NautaDutilh in attendance. Members of Merus management and Jefferies provided updates with respect to the latest discussions with third parties. The Merus Board also discussed a timeline for executing a potential strategic transaction and the status of diligence conducted by each of Genmab, Party A and Party B to date.

On September 3, 2025, Genmab submitted a revised non-binding proposal to acquire all the outstanding Common Shares for $87.00 per share in cash, along with a request by Genmab that Merus engage in exclusive negotiations with Genmab. Also, on September 3, 2025, the Merus Board met, with members of Merus management and representatives of Jefferies and Latham in attendance. Members of Merus management updated the Merus Board on the current status of discussions with each of Party A, Party B and Genmab regarding a potential strategic transaction with Merus, including Genmab’s most recent proposal. The Merus Board then discussed the proposed distribution of a process letter to Party A and Party B, including that each of Party A and Party B would be asked to submit revised proposals by September 11, 2025. The closing price of Common Shares on September 3, 2025 was $66.62.

On September 4, 2025, in accordance with the directives of the Merus Board, representatives of Jefferies shared a process letter on behalf of Merus with representatives of Party A and Party B setting forth procedures for submission of revised indications of interest, with revised proposals due September 11, 2025.

On September 5, 2025, the Merus Board met, with members of Merus management and representatives of Jefferies, Latham and NautaDutilh attending the meeting, to discuss the current status of engagement with each of Party A, Party B and Genmab. Representatives of Latham also discussed with the Merus Board a potential timeline for a strategic transaction and the terms of a draft purchase agreement prepared by Latham at the direction of Merus management. Following discussion, the Merus Board approved the distribution of a draft purchase agreement to Party A and Party B, which was provided later that day.

Also on September 5, 2025, Dr. Lundberg, at the direction of the Merus Board, held a call with Dr. van de Winkel to inform Dr. van de Winkel that Merus was not prepared to enter into exclusive negotiations with Genmab at that time.

On September 11, 2025, members of Merus management met via videoconference with representatives of Party B, who informed them that Party B’s interest remained high in the opportunity, but given a variety of factors following due diligence, including the current stage of development of petosemtamab, Party B would not be making a revised bid to acquire Merus at such time.

On September 12, 2025, Genmab sent to members of Merus management a proposed draft Transaction Agreement in respect of a strategic transaction between Merus and Genmab.

Also on September 12, 2025, Dr. Lundberg, at the direction of the Merus Board, held a call with Dr. van de Winkel to discuss the additional diligence materials that Genmab would require to be able to increase its proposed $87.00 per Common Share purchase price.

On September 13, 2025, the Merus Board met, with members of Merus management and representatives of Latham and Jefferies in attendance, to discuss the latest status of negotiations with third parties regarding a potential strategic transaction, including the indication from Party B that it would not be making a revised bid to acquire Merus at such time.

On September 16, 2025, members of Merus management met via videoconference with representatives of Party A, who informed Merus that it would not be submitting a revised bid to acquire Merus at such time, citing a variety of factors following due diligence including the current stage of development of petosemtamab, while also reiterating that Party A could be interested in collaboration in the future.

Also on September 16, 2025, the Merus Board met, with members of Merus management and representatives of Latham and Jefferies in attendance, to discuss the latest status of discussions with third parties regarding a potential strategic transaction, including the indication from Party A that Party A would not be making a revised bid to acquire Merus at such time. The Merus Board discussed potential next steps to be taken with Genmab in respect of a potential strategic transaction and determined to continue such discussion the following day.

On September 17, 2025, the Merus Board met, with members of Merus management and representatives of Latham, Jefferies and NautaDutilh in attendance. Members of Merus management provided an update on the diligence processes undertaken by Genmab to date and the Merus Board engaged in a discussion on potential next steps with Genmab. Representatives of NautaDutilh then presented specific Dutch considerations that would apply in a strategic transaction involving Merus.

On September 18, 2025, the Merus Board met, with members of Merus management and representatives of Latham and NautaDutilh in attendance. Members of Merus management updated the Merus Board regarding the latest discussions with Genmab, and the Merus Board discussed Merus management’s long-range plan for Merus, including the material assumptions therein.

Later on September 18, 2025, Genmab submitted a revised non-binding proposal to acquire all the outstanding Common Shares at a price of $95.00 per Common Share in cash. The revised proposal also indicated that Genmab would require the parties to enter into an exclusivity arrangement prior to moving forward, and on September 19, 2025, representatives of Genmab shared a draft exclusivity agreement with representatives of Merus, which exclusivity agreement requested a ten-day exclusivity period with an automatic seven-day extension if Genmab was working in good faith to execute definitive documentation at the expiration of such ten-day period. The closing price of Common Shares on September 18, 2025 was $68.95.

On September 19, 2025, the Merus Board convened, with members of Merus management and representatives of Jefferies and Latham in attendance. Members of Merus management provided the Merus Board with an update on the latest discussions with Genmab, including the receipt of the revised non-binding proposal from Genmab and its request that Merus agree to engage in exclusive negotiations. Following discussion, the Merus Board directed representatives of Jefferies to inform representatives of Genmab that the Merus Board would require a higher price in order to enter into exclusivity and to propose that such higher price include one $10.00 per Common Share contingent value right payable upon achievement of a specified regulatory milestone and one $10.00 per Common Share contingent value right payable upon achievement of a specified revenue milestone.

Later on September 19, 2025, in accordance with the Merus Board’s direction, representatives of Jefferies communicated to representatives of PJT Partners (UK) Limited (“PJT”) and Morgan Stanley & Co. International plc (“Morgan Stanley”), financial advisors to Genmab, the Merus Board’s determination that a higher price would be required in order for Merus to consider entering into exclusivity, and such higher price should include one $10.00 per Common Share contingent value right payable upon achievement of a specified regulatory milestone and one $10.00 per Common Share contingent value right payable upon achievement of a specified revenue milestone. Later in the day, representatives of PJT and Morgan Stanley communicated to representatives of Jefferies that Genmab would not agree to include contingent value rights but would make an increased, “best and final” offer of $97.00 per Common Share in cash, contingent upon the parties entering into an exclusivity agreement. The closing price of Common Shares on September 19, 2025 was $68.22.

Between September 19, 2025 and September 21, 2025, representatives of Allen Overy Shearman Sterling US LLP, counsel to Genmab (“A&O Shearman”), and Latham exchanged multiple drafts of the exclusivity agreement, with revisions to the term and restrictions placed on Merus during any such exclusivity period.

On September 20, 2025, the Merus Board convened, with members of Merus management and representatives of Latham, NautaDutilh and Jefferies in attendance, to discuss in further detail the revised non-binding proposal from Genmab, the accompanying request for exclusivity, the terms of the draft Transaction Agreement provided by A&O Shearman and the debt financing to be obtained by Genmab to fund a portion of the transaction consideration. The Merus Board discussed with members of Merus management the material terms of the draft Transaction Agreement, including (i) the financing covenants and proposed marketing period for the debt financing, (ii) the conditions to closing, (iii) the termination rights and Merus termination fee, (iv) various antitrust matters, including appropriate standards for related efforts and remedies, (v) representations relating to various corporate matters, (vi) employee benefits matters, (vii) Dutch mechanics relating to structure, works council consultation, and required shareholder resolutions for governance matters and (viii) the Company material adverse effect definition. Following such discussion, the Merus Board authorized Merus management and representatives of Latham to send a revised draft of the Transaction Agreement to representatives of Genmab reflecting Merus’ positions on each of the positions discussed.

Later on September 20, 2025, representatives of Latham and representatives of A&O Shearman held a call to discuss the material issues in the draft Transaction Agreement that had been discussed with the Merus Board and to convey Merus positions that would be reflected in a revised draft of the Transaction Agreement.

On September 21, 2025, representatives of Latham sent a revised draft of the Transaction Agreement to representatives of A&O Shearman. Also, on September 21, 2025, the Merus Board met, with members of Merus management and representatives of Jefferies, Latham and NautaDutilh in attendance. Members of Merus management and Jefferies shared an update on discussions with representatives of Genmab, PJT and Morgan Stanley regarding the potential transaction, including Genmab’s request for exclusivity. Representatives of Latham also provided an update on discussions with A&O Shearman with respect of the terms of the draft Transaction Agreement and draft exclusivity agreement. At the conclusion of the meeting, the Merus Board authorized Merus to enter into the exclusivity agreement upon the terms discussed.

Following the Merus Board meeting and at the Merus Board’s direction, Merus entered into an exclusivity agreement with Genmab, which provided for a five-day exclusivity period, ending on September 26, 2025, with an automatic two-day extension provided that, on September 26, 2025, Genmab was diligently working in good faith to execute definitive documentation relating to the proposed Transactions.

On September 22, 2025, representatives of Latham sent a draft of the disclosure schedules to the draft Transaction Agreement to representatives of A&O Shearman.

On September 23, 2025, representatives of A&O Shearman sent a further revised draft of the proposed Transaction Agreement to representatives of Latham, which included (i) expanded financing covenants and a marketing period in support of the debt financing, (ii) a condition to closing relating to the marketing period, (iii) a Merus termination fee of 3.25% of the transaction value, (iv) a reasonable best efforts standard in respect of efforts to obtain the required antitrust clearances, with an outside date of six months plus two 90-day extensions in certain circumstances and Genmab control over antitrust strategy, (v) lower materiality thresholds for a variety of corporate representations, (vi) provisions regarding employee benefits post-closing, (vii) additional Dutch mechanics for the Back-End Transactions and (viii) more limited carve-outs to the Company material adverse effect definition.

Also on September 23, 2025, representatives of A&O Shearman separately shared a draft of the Debt Commitment Letter with representatives of Latham. The draft Debt Commitment Letter and draft Transaction Agreement contemplated, among other things, a marketing period for the proposed financing, financing cooperation efforts by Merus in support of the financing, and requirements relating to the initiation of and completion of a proposed marketing period, including certain requested blackout dates.

Later on September 23, 2025, representatives of NautaDutilh shared with representatives of A&O Shearman a draft support agreement to be executed by Stichting Continuïteit Merus (the “Protection Foundation”), pursuant to which the Protection Foundation would, among other matters, commit not to exercise a call option held by it that, if exercised, would materially impair the completion of the proposed Transactions.

On September 24, 2025, Mr. Silverman and representatives of NautaDutilh held a call with the Protection Foundation to discuss the proposed Transactions and the request that the Protection Foundation execute the Foundation Support Agreement concurrently with entry by Merus into the proposed Transaction Agreement.

Also on September 24, 2025, representatives of NautaDutilh exchanged drafts of the exhibits to the draft Transaction Agreement relating to the Back-End Transactions with representatives of A&O Shearman.

Later on September 24, 2025, the Merus Board met, with members of Merus management and representatives of Latham, Jefferies and NautaDutilh in attendance. Jefferies provided an update as to the status of Genmab’s due diligence review and the terms of the proposed debt financing Genmab anticipated obtaining in connection with the proposed Transactions. Representatives of Latham then summarized for the Merus Board the proposed terms of the revised Transaction Agreement received from A&O Shearman on September 23, 2025, and the Merus Board discussed the changes it would request to the terms of the draft Transaction Agreement.

Overnight on September 24, 2025, representatives of Latham sent to representatives of A&O Shearman (A) a revised draft of the disclosure schedules, including proposed exceptions to the interim operating covenants, and (B) a revised draft of the proposed Transaction Agreement, which (i) proposed a more limited set of financing cooperation covenants without a marketing period, (ii) revised the closing conditions to remove the marketing period closing condition, (iii) proposed a Merus termination fee of 2.75% of the transaction value; (iv) included a reverse termination fee of 6.0% of the transaction value payable by Genmab if the transaction were terminated as a result of failure to obtain antitrust clearances, (v) accepted a reasonable best efforts standard in respect of efforts to obtain required antitrust clearances, inserted an outside date of nine months plus two 90-day extensions in certain circumstances and proposed joint control over antitrust strategy, (vi) reinstated higher materiality thresholds for representations, (vii) proposed expanded employee benefits post-closing, (viii) included revised Dutch mechanics for the Back-End Transactions and (ix) expanded carve-outs to the Company material adverse effect definition.

Between September 25, 2025 and September 29, 2025, representatives of A&O Shearman, Latham and NautaDutilh exchanged multiple drafts of the proposed Transaction Agreement and the ancillary agreements, including the disclosure schedules, interim operating covenant exceptions, schedules and exhibits to the draft Transaction Agreement.

On September 26, 2025, the Merus Board met, with members of Merus management and representatives of Jefferies, NautaDutilh and Latham in attendance. Jefferies reviewed its preliminary financial analysis of Merus with the Merus Board. The Merus Board also reviewed Merus management’s long-range plan (the “Management Projections”), including the material assumptions therein and thereafter, the Merus Board authorized Jefferies’ use and reliance on the Management Projections for purposes of its financial analyses and opinion. For a detailed discussion regarding the long-range plan, please see “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information” beginning on page 13 of this Solicitation/Recommendation Statement. Members of Merus management and representatives of Jefferies and Latham then provided an update on negotiations with Genmab and its representatives, including the due diligence process, the debt financing Genmab proposed to obtain in connection with the proposed Transactions, the terms of the draft Transaction Agreement and the projected timeline for completion of the proposed Transactions. At the completion of the meeting, the Merus Board directed Merus management and representatives of Jefferies and Latham to continue to negotiate the terms of the definitive agreements with Genmab consistent with the discussion at the meeting.

Also on September 26, 2025, Mr. Silverman, Dr. Lundberg and representatives of NautaDutilh held a call with the Protection Foundation to discuss the proposed Transactions, Merus’ views on the proposed Transactions and the impact of the proposed Transactions on Merus’ business and stakeholders and the request that the Protection Foundation agree to execute a Foundation Support Agreement concurrently with entry into the proposed Transactions, subject to a satisfactory determination by, and unanimous resolution of, the Merus Board to approve the proposed Transactions.

Also on September 26, 2025, representatives of Latham and A&O Shearman met via videoconference to discuss open points in the draft Transaction Agreement, including (i) debt financing matters, (ii) the amount of the termination fees and (iii) the antitrust filings to be made, related antitrust covenants and the outside date.

On September 27, 2025, the Merus Board held a meeting, with members of Merus management and representatives of Latham, Jefferies and NautaDutilh in attendance, to discuss the latest proposed terms in respect of the debt financing Genmab planned to obtain in connection with the proposed Transactions.

On September 28, 2025, members of Merus management and representatives of Jefferies and Latham held an all-hands call with representatives of Genmab, Morgan Stanley, PJT and A&O Shearman to discuss the remaining open points in the draft Transaction Agreement, including (i) terms of the debt financing and the associated marketing period (including the related closing condition), (ii) termination fees, (iii) the antitrust filings to be made, related antitrust covenants and the outside date, and (iv) certain representations and warranties. Following the call, the draft Transaction Agreement was revised by representatives of Latham and A&O Shearman to reflect (a) the inclusion of a bond marketing period and certain agreed-upon financing cooperation requirements, (b) a 3.0% Merus termination fee, (c) a 5.2% reverse termination fee, (d) an outside date set at seven months with automatic 90-day and 60-day extensions in certain circumstances, (e) Genmab control over antitrust strategy and (f) certain negotiated revisions to the representations and warranties and interim operating covenants.

During the evening on September 28, 2025, the Merus Board convened, with members of Merus management and representatives of Jefferies, NautaDutilh and Latham in attendance for all or part of the meeting. Representatives of Latham reviewed with the Merus Board the proposed final terms of the Transaction Agreement, including the debt financing terms thereunder, and the Debt Commitment Letter, and representatives of NautaDutilh presented to the Merus Board regarding its fiduciary duties under Dutch law in connection with considering and approving the Transactions. The Merus Board discussed, among other things, the terms of the proposed Transaction Agreement and the various reasons to approve the proposed Transactions, including the benefits for the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders. For a detailed description of the various reasons considered by the Merus Board, see “Item 4. The Solicitation or Recommendation—Background and Reasons for the Merus Board’s Recommendation—Reasons for the Recommendation of the Merus Board” beginning on page 13 of this Solicitation/Recommendation Statement. The Merus Board also discussed certain information provided by

Jefferies regarding its material investment banking relationships with Merus and Genmab during the approximate prior two-year period, which the Merus Board determined did not present any conflicts of interest that would affect the ability of Jefferies to perform its services as financial advisor to Merus.

Also at this meeting, at the request of the Merus Board, representatives of Jefferies reviewed its financial analyses of the Offer Consideration with the Merus Board and rendered an oral opinion, confirmed by delivery of a written opinion dated September 28, 2025, to the Merus Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Jefferies as described in its opinion, the $97.00 per Common Share cash consideration to be received in the Offer and the Transactions by holders of Common Shares (other than Genmab, Purchaser and their respective affiliates) pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders.

The Merus Board, after further discussion, including regarding the process that led to the proposed Transactions, the alternatives available to Merus, including remaining as a standalone public company, and the risks and benefits associated with the proposed Transactions, unanimously adopted resolutions (i) determining that, on the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by Merus are in the best interests of Merus and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders; (ii) duly authorizing and approving the execution and delivery of the Transaction Agreement, and the performance by Merus of its obligations under the Transaction Agreement and the consummation by Merus of the Back-End Transactions and the other Transactions to be consummated by Merus; (iii) resolving, subject to the Merus Board’s right, in certain circumstances, to effect an Adverse Recommendation Change, to support the Offer and the other Transactions, to recommend acceptance of the Offer by the Merus Shareholders and to recommend that Merus Shareholders vote for approval and adoption of certain matters to be proposed to the EGM (or a subsequent EGM) as contemplated by the Transaction Agreement; and (iv) resolving to pursue the Transactions on the terms, and subject to the provisions, of the Transaction Agreement.

Also during the evening on September 28, 2025, representatives of Genmab communicated with members of the Genmab B.V. works council to inform them that the representatives of Genmab might have information to share with the Genmab B.V. works council the following morning. Following the conclusion of the Merus Board meeting, Dr. Lundberg and Mr. Silverman communicated with members of the Merus works council to inform them of the proposed Transactions and to note the works council would be receiving a request for its advice.

Also following the Merus Board meeting, certain news outlets reported that Genmab was nearing an agreement to acquire Merus.

Early in the morning of September 29, 2025, Merus, Genmab and Purchaser executed the Transaction Agreement and Merus and the Protection Foundation directors executed the Foundation Support Agreement. Prior to the opening of trading on September 29, 2025, Merus and Genmab issued a joint press release announcing their entry into the Transaction Agreement.

Reasons for the Recommendation of the Merus Board

Unless the context requires otherwise, capitalized terms used but not defined in this “ —Reasons for the Recommendation of the Merus Board” and not otherwise defined shall have the respective meanings set forth in the Transaction Agreement.

In evaluating the Transaction Agreement and the Transactions, the Merus Board consulted regularly with senior Merus management, as well as with representatives of Latham, NautaDutilh and Jefferies.

In the course of (i) determining that, on the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by Merus are in the best interests of Merus and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) duly authorizing and approving the execution and delivery of the Transaction Agreement, and the performance by Merus of its obligations under the Transaction Agreement and the consummation by Merus of the Back-End Transactions and the other Transactions to be consummated by Merus, (iii) resolving, subject to the Merus Board’s right, in certain circumstances, to effect an Adverse Recommendation Change, to support the Offer and the other Transactions, to recommend acceptance of the Offer by Merus Shareholders, and to recommend that Merus Shareholders vote for approval and adoption of certain matters to be proposed to the EGM (or a subsequent EGM) as contemplated by the Transaction Agreement, and (iv) resolving that Merus will pursue the Transactions on the terms, and subject to the provisions, of the Transaction Agreement, the Merus Board reviewed, evaluated and considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Merus Board, supported its unanimous determinations and recommendation, in addition to the factors mentioned above in “Background of the Offer and the Transactions” in this Item 4. As a result, for the reasons set forth below, the Merus Board recommends that Merus Shareholders tender their Common Shares in the Offer.

•	Offer Price. The Merus Board considered:

○

the fact that the Offer Consideration represents a 41% premium to the trading price at which the Common Shares closed on September 26, 2025, the final trading day before the execution of the Transaction Agreement;

○

the fact that the Offer Consideration represents a 50% premium to the 60-day volume weighted average price of the Common Shares as of September 26, 2025, the final trading day before the execution of the Transaction Agreement; and

○

the course of negotiations between Merus and Genmab, which resulted in Genmab increasing the price it was willing to pay to acquire Merus by $16.00 per Common Share (from $81.00 per Common Share initially offered by Genmab to $97.00 per Common Share, after three separate price increases and four bids in total), and the Merus Board’s belief that it had obtained Genmab’s best and final offer, and that a number of other strategic parties who had previously expressed a potential interest in acquiring or otherwise participating in a collaboration opportunity with Merus, including Party A, Party B, Party C and Party D, had not expressed the desire or ability to participate in the strategic process at this time, or had not proposed a higher valuation or value-accretive transaction comparative to the final offer of $97.00 per Common Share made by Genmab, and that as a result, the Offer Consideration represented the highest per Common Share consideration reasonably obtainable at this time for Merus Shareholders.

•

Merus’ Operating and Financial Condition and Prospects. The Merus Board considered the current and historical financial condition, results of operations, business and prospects of Merus, as well as Merus’ financial plan, long-term plan, and prospects, risks and opportunities if Merus were to remain an independent company and the potential impact of those factors on Merus’ results of operations, the sustainable success of Merus’ business and the trading price of the Common Shares (which was not feasible to quantify numerically).

•

Potential Strategic Alternatives. The Merus Board considered (i) the possible alternatives to the acquisition by Genmab, including the alternatives considered as described in “Background of the Offer and the Transactions” and the possibility of continuing to operate Merus as a standalone entity and the desirability and perceived risks of those alternatives, including if Merus were to remain a standalone entity, the risks of the type and nature described under Risk Factors in Merus’ Form 10-K for the year ended December 31, 2024, and the possibility of alternative offers to acquire Merus, (ii) the potential benefits to the sustainable success of its business, having considered the interests of Merus Shareholders, employees and other relevant stakeholders based on these alternatives and the timing, feasibility and likelihood of effecting such alternatives, and (iii) the Merus Board’s assessment that none of these alternatives was reasonably likely to present opportunities for Merus which, on balance, would be superior to the Offer and the other Transactions in terms of long-term value creation for Merus Shareholders and other stakeholders, taking into account execution risks of Merus’ standalone plan, as well as business, competitive, political, financial, industry, market and other risks.

•

Risks Relating to Remaining a Standalone Company. The Merus Board considered Merus’ prospects and risks if Merus were to remain an independent company. The Merus Board considered Merus’ current business and financial plans, including the risks and uncertainties associated with achieving and executing on Merus’ business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Common Shares. Among the potential risks and uncertainties identified by the Merus Board were:

○

the challenges faced by the biopharmaceutical industry, which could impact material growth in Merus’ core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and an evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

○

the challenges associated with existing and emergent competition in the field of head and neck cancer and other core indications related to Merus’ product candidates, and challenges to achieving growth in an increasingly competitive environment, including the costs and risks associated with product development and expansion and retention of key personnel;

○

the challenges associated with financing, designing, operationalizing and executing future clinical trials for Merus’ product candidates, the outcome of which is inherently uncertain and may not support regulatory approval;

○

the changing and uncertain regulatory landscape in the industry, including the challenges associated with seeking approvals, both accelerated and conditional, from regulatory authorities with respect to Merus’ product candidates, which can take years to complete, and the receipt of which are not guaranteed;

○

the challenges associated with raising additional capital, the uncertainty that Merus would be able to raise sufficient cash to fund its business through to positive cash flow and the potential associated dilution that would be experienced by Merus Shareholders if Merus were to sell additional common equity;

○

the challenges and risks associated with commercialization of Merus’ products, including the development of Merus’ marketing, sales and distribution capabilities within the U.S. and globally, along with the risks related to market acceptance and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

○

achieving Merus’ growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S., European and global economies and the biopharmaceutical industry generally;

○	Merus’ ability to achieve revenue growth, and the execution risks associated therewith;

○	the challenges associated with a rapidly evolving technological environment, cyber-security and information technology risks, and operating and product-related risks; and

○	other risks and uncertainties discussed in Merus’ public filings with the SEC.

•

Certainty of Value. The Merus Board considered the fact that the Offer Consideration is entirely cash, which provides liquidity and certainty of value to Merus Shareholders compared to remaining an independent standalone company or any transaction in which Merus Shareholders would receive shares of an acquirer’s stock or other contingent consideration. The Merus Board considered the fact that

Genmab has additional financial and operational resources available to potentially advance Merus’ product candidates into additional indications and to execute on ongoing clinical studies, which may shorten the time and increase the probability of success of these efforts. The Merus Board weighed the certainty of realizing an immediate compelling value for the Common Shares against the uncertain prospect that the trading value of the Common Shares would approach the Offer Consideration in the foreseeable future. Based upon its knowledge of, and familiarity with, Merus’ historical and current business, operations, prospects, business strategy, competitive position, long-term financial plan and related execution risks, and the biopharmaceutical industry generally, the Merus Board believed this certainty of value and potential enhanced capacity for execution was compelling compared to the long-term value creation potential of Merus’ business, taking into account the risks of remaining independent and pursuing Merus’ current business and financial plans, including the risks and uncertainties associated with Merus’ business described above and the other risks and uncertainties discussed in Merus’ public filings with the SEC.

•

Jefferies Analysis and Fairness Opinion. The Merus Board considered the opinion of Jefferies rendered to the Merus Board on September 28, 2025, which was confirmed by delivery of a written opinion dated September 28, 2025, as to the fairness, from a financial point of view and as of such date, of the $97.00 per Common Share cash consideration to be received in the Transaction by holders of Common Shares (other than Genmab, Purchaser and their respective affiliates) pursuant to the Transaction Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Jefferies as further described under the heading “— Opinion of Jefferies LLC.”

•

No Financing Condition. The Merus Board considered the representation of Genmab and Purchaser that, as of Closing, Genmab and its subsidiaries (including Purchaser) will have access to sufficient funds to perform all of their respective obligations under the Transaction Agreement and to consummate the Offer and the other Transactions to be consummated by them and to pay all amounts required to consummate the Transactions on such date, the fact that the Offer and the other Transactions are not subject to a financing condition and the fact that Genmab obtained a debt commitment letter prior to the execution of the Transaction Agreement.

•

The Transaction Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Merus Board considered the provisions of the Transaction Agreement and determined that such provisions would enable consideration, and acceptance, of competing acquisition proposals. In this regard, the Merus Board considered, among other things, (i) the ability of Merus under certain circumstances to entertain unsolicited proposals for an acquisition that is or would reasonably be expected to result in an offer that is, on balance, more favorable to Merus and the sustainable success of its business, taking into account the interests of Merus Shareholders, employees and other relevant stakeholders, than the Offer and the other Transactions; (ii) the ability of the Merus Board under certain circumstances to withdraw or modify its recommendation that the holders of Common Shares accept the Offer and tender their Common Shares into the Offer, including in connection with a superior proposal and certain other intervening events; (iii) Merus’ right to terminate the Transaction Agreement under certain circumstances, including to accept a superior proposal and enter into a definitive agreement with respect to a superior proposal; (iv) the respective termination rights of Merus and Genmab and the $240,000,000 termination fee payable by Merus under certain circumstances (which the Merus Board believed was reasonable, including relative to termination fees payable by target companies in transactions of a similar size); and (v) the fact that the provisions of the Transaction Agreement summarized above in (i)-(iv) remain in effect until the Acceptance Time or the Transaction Agreement is terminated.

•

Conditions to Closing and the Transactions; Likelihood of Closing. The Merus Board considered that Closing is conditioned upon a number of matters, including (i) the satisfaction of the Minimum Condition, (ii) the receipt of the Required Approvals, (iii) the adoption of the Governance Resolutions and Back-End Transaction Resolutions (each as defined in the Transaction Agreement) at the EGM,

(iv) obtaining the Employee Clearance (as defined in the Transaction Agreement) and (v) the commencement and end of the Bond Marketing Period (as defined in the Transaction Agreement) (with certain exceptions) which has a fixed end date, and other customary conditions. The Merus Board also considered the $416,000,000 termination fee (which the Merus Board believed was reasonable, including relative to termination fees in transactions of a similar size) payable by Genmab in certain circumstances where the Offer or the Transactions are subject to legal restraints relating to any antitrust law or if certain required antitrust approvals are not obtained. The Merus Board believes the likelihood of completing the Offer and the other Transactions is high, particularly in light of the capabilities and financial condition of Genmab, including the fact that Genmab obtained a debt commitment letter prior to executing the Transaction Agreement, and the likelihood that the Transactions would be approved by the requisite antitrust authorities.

•

Back-End Transactions. The Merus Board considered the terms of the Back-End Transactions, including that such transactions would enable Genmab to acquire 100% of the Common Shares (or 100% of the shares in Merus’ legal successor, as applicable), in a manner that Genmab indicated was necessary in order for Genmab and its affiliates to obtain the operational, commercial and financial benefits that Genmab anticipated to receive as a result of the transaction. The Merus Board further considered the fact that the Minority Shareholders will receive either (i) in case of the Back-End Merger, in respect of each Common Share held by such Minority Shareholder, cash in an amount that is equal to the Offer Consideration (without interest and less applicable tax withholding) or (ii) in case of the Back-End Compulsory Acquisition, for each Common Share then held by such Minority Shareholder the amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam). On balance, the Merus Board considered these proposed post-closing transactions acceptable, because pursuant to such transactions (if effected), the holders of the Common Shares would not be required to hold a potentially illiquid, minority stake in Merus.

•

Minimum Condition; Terms of the Offer. The Merus Board also considered the other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Purchaser may not, without the consent of Merus, (i) waive or amend the Minimum Condition (except as provided in the Transaction Agreement), (ii) decrease the Offer Consideration, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Common Shares sought to be purchased in the Offer, (v) extend or otherwise change the Expiration Time (except as provided in the Transaction Agreement), (vi) impose any additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to the holders of Common Shares or that would prevent or materially delay the ability of Genmab or Purchaser to consummate any of the Transactions or (vii) change certain conditions as more specifically identified in the Transaction Agreement. The Merus Board also considered that if the Minimum Condition is unsatisfied as of the scheduled expiration time of the Offer, but all other Offer Conditions are then satisfied or waived, and Purchaser has extended the Offer as required by the Transaction Agreement, Purchaser may, by written notice to Merus, reduce the Minimum Condition from 80% to 75%.

•

Extension of Offer Period. The Merus Board considered that, subject to the termination rights set forth in the Transaction Agreement, Purchaser must extend the Offer beyond the initial Expiration Date for: (i) any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or the applicable rules of Nasdaq, or as may be necessary to resolve comments from the SEC or Nasdaq, as applicable, to the Offer or the Offer Documents (as defined in the Transaction Agreement) (ii) one or more additional periods of up to 15 business days per extension (or up to 20 business days, in certain cases), if, as of the scheduled Expiration Time, any Offer Condition has not been satisfied or waived; provided, that (A) Purchaser may not in any event be required to extend the Offer beyond the Outside Date and (B) Purchaser will not be required to (but may elect to) extend the Offer beyond the Expiration Time on more than three occasions in consecutive periods of up to 15 business days each (or such other duration as may be agreed to in writing by Purchaser and Merus), if, as of the applicable Expiration Time, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the Acceptance Time (provided that such Offer Conditions are then capable of being satisfied if the Acceptance Time were to take place at the then-scheduled Expiration Time).

•

Potentially Limited Period of Opportunity. The Merus Board considered the timing of the Offer and the other Transactions and the risk that if Merus does not accept Genmab’s offer now, it may not have another opportunity to do so on the same or similar acceptable terms, or to take advantage of a comparable opportunity to secure the same or similar value for Merus Shareholders, employees and other relevant stakeholders.

In the course of its deliberations, the Merus Board also considered a variety of material risks and other countervailing factors related to entering into the Transaction Agreement that previously had been identified and discussed by Merus management and the Merus Board, including, but not limited to, the following:

•

the fact that the Closing is conditioned upon shareholders tendering (and not properly withdrawing) a number of Common Shares that represents at least 80% (or 75% if reduced in accordance with the Transaction Agreement) of Merus’ issued and outstanding Common Shares as of the scheduled expiration time of the Offer;

•	the fact that Merus Shareholders will not be entitled to participate in any potential future benefit from Merus’ execution of its standalone strategic business plan;

•

the fact that the Transaction Agreement precludes Merus from actively soliciting alternative transaction proposals and requires payment by Merus of a $240,000,000 termination fee to Genmab under certain circumstances, including in the event that the Transaction Agreement is terminated by Merus to accept a superior proposal;

•

the possibility that the Offer and the other Transactions might not be consummated for an extended period of time, the fact that the Transaction Agreement imposes restrictions on the operations of Merus during the interim period between the execution of the Transaction Agreement and the consummation of the Offer and the other Transactions, the effect of those restrictions on Merus’ operations and performance during that, potentially extended, interim period, and the possibility that those restrictions could delay or prevent Merus from pursuing some business opportunities that may arise during that time;

•

the possibility that the Offer and the Transaction Agreement might not be consummated, and the fact that if they are not consummated (i) Merus’ directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (ii) Merus will have incurred significant transaction expenses and opportunity costs; (iii) Merus’ relationships with its key partners, employees and other third parties may be adversely affected, including its ability to retain key employees; (iv) the trading price of the Common Shares could be adversely affected and (v) the market’s perceptions of Merus and its prospects could be adversely affected;

•

the interests that certain directors and executive officers of Merus may have with respect to the Transactions that may be different from, or in addition to, their interests as shareholders of Merus or the interests of Merus’ other shareholders generally, as more fully described below in “Interests in Securities of the Subject Company”;

•

the risk that the parties may not receive the necessary antitrust approvals or clearance to complete the Closing and the Back-End Transactions, or that governmental authorities with jurisdiction over antitrust matters could attempt to condition their approvals or clearances of the Closing and the Back-End Transactions on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one of the Offer conditions not to be satisfied;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of Common Shares in the Offer and the other Transactions as taxable to the holders of Common Shares for federal income and other tax purposes, as well as the applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, that may be imposed on Merus Shareholders in respect of proceeds received by non-tendering Merus Shareholders in the Back-End Transactions.

The foregoing discussion of the information and factors considered by the Merus Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. It includes the material reasons and factors considered by the Merus Board. In view of the wide variety of reasons and factors considered, the Merus Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Merus Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Merus Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the other Transactions.

Certain Unaudited Prospective Financial Information

Merus does not, as a matter of course, make public projections as to our future financial performance, given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates and the inherent difficulty of predicting financial performance for future periods for a clinical-stage biopharmaceutical company. However, Merus management regularly prepares and reviews with the Merus Board estimates regarding the success and timing of the development of, regulatory filings and approvals for, and the commercialization of, our products and product candidates. In connection with our strategic planning process and the Merus Board’s evaluation of the Offer and the Transactions, as described further in the section captioned “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions,” Merus management prepared and reviewed with the Merus Board certain unaudited prospective financial information of Merus as an independent company for the fourth quarter of fiscal year 2025 through fiscal year 2045, as prepared and used as described below (referred to as the “Unaudited Prospective Financial Information”).

The Unaudited Prospective Financial Information was prepared for internal use only and not for public disclosure, and was provided to the Merus Board for the purposes of considering, analyzing and evaluating the Offer and the Transactions. The Unaudited Prospective Financial Information was also authorized by the Merus Board for the use by, and reliance of, Jefferies, Merus’ financial advisor, in connection with its financial analyses and opinion as described in more detail in the section captioned “Item 4. The Solicitation or Recommendation—Opinion of Jefferies LLC”. The Unaudited Prospective Financial Information was not provided to Genmab or any other prospective bidder. The Unaudited Prospective Financial Information includes estimates of Merus’ financial performance on a risk-adjusted basis. At Merus’ direction, Jefferies assumed that the Unaudited Prospective Financial Information was reasonably prepared on bases reflecting the best currently available estimates and judgments of Merus management as to Merus’ future financial performance, and relied on Merus’ assessments as to the validity of, and risks associated with, our products and product candidates.

The Unaudited Prospective Financial Information was developed based on Merus management’s knowledge of and assumptions with respect to Merus’ business, including with respect to the development and potential commercialization of its pipeline drug candidates petosemtamab, for the treatment of head and neck squamous cell carcinoma and metastatic colorectal cancer, and MCLA-129, for the treatment of solid tumors, and the success of certain other platform and collaboration therapeutics. The Unaudited Prospective Financial Information was developed without giving effect to the Transactions, including any impact of the negotiation or execution of the Transaction Agreement or the Transactions, the expenses that already have or may be incurred in connection with completing the Transactions or any changes to Merus’ operations or strategy that may be implemented during the pendency of or following the consummation of the Transactions. The Unaudited Prospective Financial Information also does not consider the effect of any failure of the Transactions to be completed and should not be viewed in that context.

The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure or complying with accounting principles generally accepted in the United States (which we refer to as “GAAP”). In addition, the Unaudited Prospective Financial Information was not prepared with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent registered public accounting firm nor any other independent accountants have (1) compiled, reviewed, audited, examined or performed any procedures with respect to the Unaudited Prospective Financial Information, (2) expressed any opinion or any other form of assurance on such information or the achievability of the Unaudited Prospective Financial Information or (3) assumed any responsibility for the Unaudited Prospective Financial Information.

Since the Unaudited Prospective Financial Information reflects estimates and judgments, it is susceptible to sensitivities and assumptions, as well as multiple interpretations based on actual experience and business developments. The Unaudited Prospective Financial Information also covers multiple years, and such information by its nature becomes less predictive with each succeeding year. The Unaudited Prospective Financial Information is not, and should not be considered to be, a guarantee of future operating results. Further, the Unaudited Prospective Financial Information is not fact and should not be relied upon as necessarily indicative of our future actual results.

Although the Unaudited Prospective Financial Information is presented with numerical specificity, it reflects numerous assumptions and estimates as to future events. The Unaudited Prospective Financial Information will be affected by, among other factors, our ability to achieve our goals for the development, regulatory approval and commercialization of our products and product candidates, including on the timeline assumed for purposes of the Unaudited Prospective Financial Information. The Unaudited Prospective Financial Information reflects assumptions and uncertainties that are subject to change. Important factors that may affect actual results and cause the Unaudited Prospective Financial Information not to be achieved are described in various risk factors described in the section captioned “Item 8. Additional Information - Cautionary Note Regarding Forward-Looking Statements.” All of these factors are difficult to predict, and many of them are outside of our control. As a result, there can be no assurance that the Unaudited Prospective Financial Information will be realized, and actual results may be materially better or worse than those contained in the Unaudited Prospective Financial Information, whether or not the Transactions are consummated. The Unaudited Prospective Financial Information also reflects assumptions as to certain business decisions that are subject to change. The Unaudited Prospective Financial Information may differ from publicized analyst estimates and forecasts and does not consider any events or circumstances after the date that it was prepared, including the announcement of the entry into the Transaction Agreement. The Unaudited Prospective Financial Information has not been updated or revised to reflect information or results after the date it was prepared or as of the date of this Solicitation/Recommendation Statement. Except to the extent required by applicable federal securities laws, we do not intend to update or otherwise revise the Unaudited Prospective Financial Information to reflect circumstances existing after the date that such information was prepared or to reflect the occurrence of future events. Merus has or may report results of operations for periods included in the Unaudited Prospective Financial Information that were or will be completed following the preparation of the Unaudited Prospective Financial Information. Merus Shareholders and investors are urged to refer to Merus’ periodic filings with the SEC for information on Merus’ actual historical results.

Certain of the financial measures included in the Unaudited Prospective Financial Information are “non-GAAP financial measures.” These are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. In certain circumstances, including those applicable to the Unaudited Prospective Financial Information, financial measures included in forecasts provided to a board of directors and a financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the

Unaudited Prospective Financial Information is not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Merus Board or Jefferies. Accordingly, no reconciliation of the financial measures included in the Unaudited Prospective Financial Information is provided in this Solicitation/Recommendation Statement.

The Unaudited Prospective Financial Information constitutes forward-looking statements. By including the Unaudited Prospective Financial Information in this Solicitation/Recommendation Statement, neither we nor any of our affiliates, officers, directors, partners, advisors or other representatives has made or makes any representation to any person regarding our ultimate performance as compared to the information contained in the Unaudited Prospective Financial Information. The inclusion of the Unaudited Prospective Financial Information should not be regarded as an indication that the Merus Board, Merus management, or any other person considered, or now considers, the Unaudited Prospective Financial Information to be predictive of actual future results. For information on important factors that may cause Merus’ future results to materially vary, see “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.” Further, the inclusion of the Unaudited Prospective Financial Information in this Solicitation/Recommendation Statement does not constitute an admission or representation by Merus that the information presented is material. The Unaudited Prospective Financial Information is included in this Solicitation/Recommendation Statement solely to give our shareholders access to the information that was provided to the Merus Board and Jefferies. The Unaudited Prospective Financial Information is not included in this Solicitation/Recommendation Statement in order to influence any Merus Shareholder to make any investment decision with respect to the Offer or the Transactions.

Unaudited Prospective Financial Information

Various judgments and assumptions were made when preparing the Unaudited Prospective Financial Information, including, among others: probability of success of clinical development and FDA approval of its product candidates and the timing of clinical trials, regulatory approval and commercial launch (including launch year) of these products; market demand for, market penetration, and pricing of, its products, including partnership and platform product revenue; estimated cost of goods and other costs and expenses; contractual relationships, including profit/cost sharing in respect of certain licenses, collaboration, and partnerships (and expressly not inclusive of milestones or royalties earned via certain other partnerships); tax rate; generation and utilization of net operating losses; and other relevant factors relating to Merus’ long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond Merus’ control.

The following table presents estimates of Merus’ total revenue, EBIT and unlevered free cash flow, in each case, on a risk-adjusted basis and for the fourth quarter of 2025 and the fiscal years 2026 through 2045, as reflected in the Unaudited Prospective Financial Information, as approved by Merus management.

Projected Non-GAAP

($ in millions, Unaudited)

	Fiscal Year Ending December 31,
	Q4 2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Revenue	$8	$35	$94	$275	$751	$1,515	$2,283	$3,002	$3,745	$4,650
EBIT(1)	($107)	($476)	($391)	($144)	$283	$857	$1,280	$1,677	$2,048	$2,558
Unlevered Free Cash Flow(2)	($100)	($436)	($361)	($126)	$236	$651	$985	$1,285	$1,561	$1,940

	Fiscal Year Ending December 31,
	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue	$5,400	$5,895	$6,209	$6,430	$6,567	$6,688	$6,794	$6,849	$5,896	$5,030	$4,759
EBIT(1)	$2,952	$3,189	$3,324	$3,440	$3,493	$3,560	$3,609	$3,643	$3,145	$2,708	$2,570
Unlevered Free Cash Flow(2)	$2,236	$2,416	$2,516	$2,605	$2,643	$2,695	$2,729	$2,761	$2,365	$2,027	$1,929

(1)	“EBIT” refers to Merus’ total revenue less total cost of goods sold, stock-based compensation expenses, depreciation and amortization expenses and total operating expenses.
(2)	“Unlevered Free Cash Flow” refers to EBIT, less income taxes, capital expenditures and change in net working capital, plus depreciation and amortization.

Opinion of Jefferies LLC

Unless the context requires otherwise, capitalized terms used but not defined in this section entitled “—Opinion of Jefferies LLC” will have the meaning ascribed to such term in Annex I.

Merus engaged Jefferies as its financial advisor in connection with the Offer and the Transactions. In connection with this engagement, the Merus Board requested that Jefferies evaluate the fairness, from a financial point of view, of the Offer Consideration to be received in the Offer and in the Transactions by holders of Common Shares (other than Genmab, Purchaser and their respective affiliates) pursuant to the Transaction Agreement. At a meeting of the Merus Board held on September 28, 2025 to evaluate the Offer and the Transactions, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated September 28, 2025, to the Merus Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Jefferies as described in its opinion, the Offer Consideration to be received in the Offer and the Transactions by holders of Common Shares (other than Genmab, Purchaser and their respective affiliates) pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Jefferies, is attached as Annex I to this Solicitation/Recommendation Statement and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Merus Board (in its capacity as such) in its evaluation of the Offer Consideration from a financial point of view and did not address any other aspect of the Transactions or any other matter. Jefferies’ opinion did not address the relative merits of the Offer and the Transactions as compared to any alternative transaction or opportunity that might be available to Merus, nor did it address the underlying business decision by Merus to engage in the Offer and the Transactions or any other matter. Jefferies’ opinion did not in any way address proportionate allocation or relative fairness among holders of Common Shares, holders of any other securities of Merus or otherwise. Jefferies expressed no opinion with respect to the Court Determined Consideration relative to the $97.00 per Common Share cash consideration or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any shareholder should tender Common Shares in the Offer, or how the Merus Board or any holder of Common Shares should vote or act with respect to the Offer or the Transactions or any other matter. The summary of Jefferies’ opinion set forth below is qualified in its entirety by reference to the full text of Jefferies’ opinion attached as Annex I to this Solicitation/Recommendation Statement.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft, dated September 28, 2025, of the Transaction Agreement;

•	reviewed certain publicly available financial and other information relating to Merus;

•	reviewed certain information furnished to Jefferies by the management of Merus relating to the business, operations and prospects of Merus, including certain risk-adjusted financial forecasts and estimates provided to or discussed with Jefferies by the management of Merus and approved for Jefferies’ use and reliance;

•	held discussions with members of senior management of Merus regarding the business, operations and prospects of Merus and the other matters described in the second and third bullets immediately above;

•	reviewed the stock trading price history and implied trading multiples for Merus and certain publicly traded companies that Jefferies deemed relevant in evaluating Merus;

•	reviewed, to the extent publicly available, the financial terms of certain transactions that Jefferies deemed relevant in evaluating the Offer and the Transactions; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies by Merus or that was publicly available to Jefferies (including, without limitation, the information described above) or that was otherwise reviewed by Jefferies. Jefferies relied on the assurances of the management and other representatives of Merus that they were not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In connection with its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Merus or any other entity and Jefferies was not furnished with and assumed no responsibility to obtain or conduct, any such evaluations, appraisals or physical inspections. Jefferies did not evaluate and did not express any opinion as to the solvency or fair value of Merus or any other entity, or the impact of the Offer or the Transactions thereon, under any laws relating to bankruptcy, insolvency or similar matters. In addition, Jefferies’ analyses and opinion did not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings involving or affecting Merus or any other entity.

With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and assumed, that the financial forecasts and estimates relating to Merus that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Merus as to, and were an appropriate basis upon which to evaluate, the future financial performance of Merus and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based.

Jefferies relied upon the assessments of the management of Merus as to, among other things, (i) the potential impact on Merus of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry, including with respect to the pricing of and third-party coverage and reimbursement for pharmaceutical products, (ii) matters relating to the products and product candidates of Merus, the potential use and indications for such products and product candidates, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such products and product candidates and related uses and indications, and the validity and duration of licenses and patents, and (iii) existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers, and other commercial and collaboration relationships. Jefferies assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, and the information made available to Jefferies, as of the date of Jefferies’ opinion. Events occurring after the date of Jefferies’ opinion may affect the opinion and the assumptions upon which Jefferies’ opinion was based, and Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Merus Board was aware, the credit, financial and stock markets, and the industry in which Merus operates, have experienced and may continue to experience volatility and disruptions, and Jefferies expressed no view or opinion as to any potential effects of such volatility or disruptions on Merus or the Offer or the Transactions.

Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Merus or the Offer or the Transactions, and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to Merus and/or the Merus Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Merus or the Offer or the Transactions and legal, regulatory, accounting and tax consequences to Merus or holders of Common Shares of the terms of, and transactions contemplated by, the Transaction Agreement. Jefferies did not take into account, for purposes of its analyses and opinion, any tax consequences of the Offer or the Transactions to any holder of Common Shares. Jefferies assumed that the Offer and the Transactions would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Offer and the Transactions or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on Merus, the Offer or the Transactions, or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed that the final Transaction Agreement, when signed by the parties thereto, would not differ from the draft of the Transaction Agreement reviewed by Jefferies in any respect meaningful to Jefferies’ analyses or opinion.

Jefferies’ opinion did not address the relative merits of the Offer or the Transactions or other transactions contemplated by the Transaction Agreement as compared to any alternative transaction or opportunity that might be available to Merus, nor did it address the underlying business decision by Merus to engage in the Offer and the Transactions, or the terms of the Transaction Agreement or the documents referred to therein, including the form or structure of the Offer and the Transactions or any term, aspect or implication of any support agreement or other agreements, instruments, arrangements or understandings entered into, terminated or amended in connection with, or contemplated by or resulting from, the Offer and the Transactions. Jefferies’ opinion was limited to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Consideration to be received by holders of Common Shares (other than Genmab, Purchaser and their respective affiliates), to the extent expressly specified in such opinion, without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Merus held by such holders, and Jefferies’ opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Merus or otherwise. Jefferies expressed no view or opinion with respect to the Court Determined Consideration relative to the Offer Consideration or otherwise. Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Merus or any other party. Furthermore, Jefferies expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Merus’ officers, directors or employees, or any class of such persons, in connection with the Offer and the Transactions relative to the Offer Consideration, any Court Determined Consideration or otherwise. Jefferies also expressed no view or opinion as to the prices at which Common Shares or any other securities of Merus may trade or otherwise be transferable at any time, including following announcement or consummation of the Offer and the Transactions. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness opinion committee.

In connection with rendering its opinion to the Merus Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company, business or transaction used as a comparison was identical or directly comparable to Merus, the Offer or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context, and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Merus in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Merus. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of Merus or its businesses or securities.

The Offer Consideration payable in the Offer and the Transactions was determined through negotiations between Merus and Genmab, and the decision by Merus to enter into the Transaction Agreement was solely that of the Merus Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Merus Board in its evaluation of the Offer Consideration, and should not be viewed as determinative of the views of the Merus Board or management of Merus with respect to the Offer, the Transactions or the consideration payable in the Offer and the Transactions.

Financial Analyses

The summary of the financial analyses described in this section “—Financial Analyses” is a summary of the material financial analyses reviewed with the Merus Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 26, 2025 (the last full trading day prior to the date on which the Merus Board met to approve the Offer and the Transactions), and is not necessarily indicative of current or future market conditions. Implied equity value reference ranges per Common Share summarized below were rounded to the nearest $0.05 per share.

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of the following nine selected publicly traded oncology companies that Jefferies considered generally relevant for purposes of its analysis (collectively, the “selected companies”):

•	Arcellx, Inc.

•	Arcus Biosciences, Inc.

•	Celcuity Inc.

•	CG Oncology, Inc.

•	IDEAYA Biosciences, Inc.

•	ImmunityBio, Inc.

•	Nuvalent, Inc.

•	Revolution Medicines, Inc.

•	Summit Therapeutics Inc.

Jefferies reviewed, among other information, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on September 26, 2025 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash and cash equivalents, as a multiple of estimated revenue for calendar year 2030. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Merus was based on financial forecasts and estimates of management of Merus.

The overall low to high calendar year 2030 estimated revenue multiples observed for the selected companies were 0.59x to 4.59x (with a mean of 2.60x and a median of 2.71x). Jefferies then applied a selected range of calendar year 2030 estimated revenue multiples derived from the selected companies of 2.00x to 4.00x to Merus’ calendar year 2030 estimated risk-adjusted revenue as provided by management of Merus.

This analysis indicated an approximate implied equity value reference range per Common Share of $48.40 to $83.75, as compared to the $97.00 per Common Share cash consideration payable in the Offer and the Transactions.

Selected Precedent Transactions Analysis. Jefferies reviewed, among other things, financial information for the following 10 selected biopharma transactions announced since 2018 involving clinical stage oncology target companies with transaction values in excess of $2 billion that Jefferies considered generally relevant for purposes of its analysis (collectively, the “selected transactions”):

Announced	Target	Acquiror
March 2024	Fusion Pharmaceuticals Inc.	AstraZeneca PLC
January 2024	Ambrx Biopharma, Inc.	Johnson & Johnson Inc.
December 2023	RayzeBio, Inc.	Bristol Myers Squibb Company
June 2022	Turning Point Therapeutics, Inc.	Bristol Myers Squibb Company
August 2021	Trillium Therapeutics Inc.	Pfizer Inc.
March 2020	Forty Seven, Inc.	Gilead Sciences, Inc.
December 2019	ArQule, Inc.	Merck & Co., Inc.
December 2019	Synthorx, Inc.	Sanofi S.A.
October 2018	Endocyte, Inc.	Novartis AG
January 2018	Juno Therapeutics, Inc.	Celgene Corporation

Jefferies reviewed the transaction values of the target companies in the selected transactions, calculated as the enterprise values implied for the target companies based on the consideration paid in the selected transactions as a multiple of the peak calendar year revenue of such target companies (which was determined based on the highest annual revenue figure disclosed in the management projections section of the associated proxy or tender offer filing, as applicable, in connection with the selected transaction). Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of Merus was based on financial forecasts and estimates of management of Merus.

The overall low to high peak estimated revenue multiples observed for the selected transactions were 0.52x to 2.26x (with a mean of 1.30x and a median of 1.31x), Jefferies then applied a selected range of peak estimated revenue multiples derived from the selected transactions of 0.80x to 1.50x to Merus’ risk-adjusted peak estimated revenue for calendar year 2042.

This analysis indicated an approximate implied equity value reference range per Common Share of $77.00 to $132.70, as compared to the $97.00 per Common Share cash consideration payable in the Offer and the Transactions.

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Merus by calculating the estimated present value of the standalone risk-adjusted unlevered free cash flows that Merus was forecasted to generate during the fourth quarter of the fiscal year ending December 31, 2025 through the full fiscal year ending December 31, 2045 as provided by management of Merus. For purposes of such analysis, Merus’ estimated net operating loss carryforwards and potential future capital raise costs in fiscal year 2026, as provided by management of Merus, were taken into account. The implied terminal value of Merus was derived by applying to Merus’ normalized fiscal year 2045 risk-adjusted unlevered free cash flow a perpetuity growth rate of -20%, as provided by management of Merus. The net present value (as of September 30, 2025) of the risk-adjusted unlevered free cash flows and terminal value of Merus were then calculated using a selected discount rate range of 12.0% to 14.0%. This analysis indicated an approximate implied equity value reference range per Common Share of $89.90 to $109.45, as compared to the $97.00 per Common Share cash consideration payable in the Offer and the Transactions.

Certain Additional Information

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the following:

•

the historical trading performance of the Common Shares during the 52-week period ended September 26, 2025 (the last full trading day prior to the date on which the Merus Board met to approve the Offer and the Transactions), which indicated low and high closing prices for Common Shares during such 52-week period of $34.89 per Common Share and $69.80 per Common Share, respectively; and

•

publicly available share price targets for Common Shares published by selected research analysts, which indicated low to high share price targets for Common Shares of $67.00 per Common Share to $112.00 per Common Share (with a median share price target of $93.50 per Common Share).

Miscellaneous

Merus has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Transactions an aggregate fee of $90 million, of which $2 million was payable upon delivery of its opinion and the remainder is contingent upon consummation of the Offer and the Transactions. In addition, Merus agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As the Merus Board was aware, Jefferies and its affiliates in the past have provided, currently are providing, and in the future may provide certain financial advisory or financing services to Merus and/or its affiliates, for which Jefferies and its affiliates have received and expect to receive compensation, including, during the approximate two-year period prior to the date of its opinion, having acted or acting as (i) sole agent for sale transactions of Common Shares pursuant to an at-the-market (ATM) program of Merus and (ii) joint bookrunner for various follow-on offerings of Common Shares, for which services described in clauses (i) and (ii) above Jefferies received aggregate fees of approximately $19 million.

As the Merus Board was also aware, although Jefferies and its affiliates had not provided financial advisory or financing services to Genmab during the approximate two-year period prior to the date of its opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates in the future may provide such services to Genmab and/or its affiliates for which services Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates trade or hold securities or financial instruments (including loans and other obligations, as applicable) of Merus, Genmab and/or their respective affiliates for Jefferies’ own account and for the accounts of its customers and, accordingly, hold or may hold at any time long or short positions or otherwise effect transactions in those securities or financial instruments.

Jefferies was selected as financial advisor to Merus in connection with the Offer and the Transactions because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its long-standing familiarity with Merus and its business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Intent to Tender.

To the knowledge of Merus after making reasonable inquiry, all of Merus’ executive officers and directors currently intend to tender or cause to be tendered all Common Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Common Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Jefferies LLC

Merus has engaged Jefferies as its financial advisor in connection with the Offer and the Transactions. Jefferies has not been retained to make any solicitation or recommendation, and Jefferies’ opinion rendered to the Merus Board as described in Item 4 under the heading “Opinion of Jefferies LLC” does not constitute a solicitation or recommendation, in connection with the Offer, the Transactions or otherwise. Information regarding the retention of Jefferies by Merus in Item 4 under the heading “Opinion of Jefferies LLC – Miscellaneous” is hereby incorporated in this Item 5 by reference.

Chestnut Partners, Inc.

Pursuant to an engagement letter with Merus, Merus retained Chestnut Partners, Inc. (“Chestnut”) as a financial advisor to provide supplemental assistance in connection with the Offer and the Transactions. Merus engaged Chestnut because of its longstanding financial advisory relationship with Merus and because Chestnut also has substantial knowledge of and familiarity with Merus’ business and operations and the industries in which Merus operates. Chestnut was not asked to, and did not, render to Merus or the Merus Board any opinion as to the fairness of the consideration to be offered to the holders of the Common Shares in the Offer and the Transactions.

As compensation for its services in connection with the Transactions, Merus has agreed to pay Chestnut an aggregate fee of approximately $4.0 million. Chestnut has not in the past two years provided investment banking or financial advisory services to Purchaser or any of its affiliates for which it has received compensation.

Neither Merus nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Merus Shareholders on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Common Shares have been effected during the 60 days preceding the date of this Schedule 14D-9 by Merus, or, to Merus’ knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of Merus.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) Merus does not have any plan or proposal in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Merus’ securities by Merus or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Merus; (iii) any purchase, sale or transfer of a material amount of assets of Merus; (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of Merus; or (v) any other material change in Merus’ corporate structure or business, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below. For purposes of this disclosure, “single-trigger” refers to payments and benefits that arise solely as a result of the completion of the Transactions and “double-trigger” refers to payments and benefits that require two conditions, which for purposes of this table consist of the completion of the Offer and a qualifying termination of employment.

The table below assumes the following:

•	the Closing will have occurred on October 13, 2025;

•

for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits,” the employment of each named executive officer will be deemed to be terminated immediately following the Closing without “cause” or by the named executive officer for “good reason” (each, a “qualifying termination” and each as defined in the named executive officer’s employment agreement), entitling the named executive officer to receive severance payments and benefits under the applicable employment agreement;

•	the consummation of the Offer constitutes a “change in control” or “sale event” for purposes of the applicable compensation plan or agreement;

•	the named executive officer’s base salary rate and target annual bonus (as a percentage of base salary) remains unchanged from that in effect as of October 13, 2025;

•

each named executive officer’s outstanding Merus Options are those that are outstanding and unvested as of immediately prior to the Acceptance Time and will be treated in accordance with the Transaction Agreement such that outstanding Merus Options will accelerate in full;

•	no named executive officer receives any additional Merus Options on or prior to the Acceptance Time that will vest on or prior to the Acceptance Time;

•	each named executive officer will receive payment of COBRA premiums, as applicable, in accordance with their employment agreements;

•	each named executive officer will be entitled to receive an excise tax reimbursement for any taxes imposed under Section 4999 of the Code;

•

none of the named executive officers will receive a cash retention bonus award under the retention program described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Current Executive Officers and Directors of the Merus—Permitted Retention Pool”; and

•

except as otherwise noted above, no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Closing, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Merus.” The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Offer.

Name (1)	Cash ($)(2)	Equity ($)(3)	Tax Reimbursements ($)(4)	Perquisites/ Benefits ($)(5)	Total ($)
Sven (Bill) Ante Lundberg, M.D.	$1,894,650	$39,884,439	$4,000,273	$50,751	$45,830,113
Peter B. Silverman, J.D.	$821,753	$14,107,941	$—	$33,834	$14,963,528
Greg Perry	$739,263	$20,713,772	$2,018,520	$23,743	$23,495,298
Fabian Zohren, M.D., Ph.D.	$753,494	$8,148,415	$1,113,916	$33,834	$10,049,659

(1)

Under the relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the Summary Compensation Table of our most recent proxy statement. Although our former Chief Medical Officer, Andrew Joe, M.D., is a named executive officer, he is not eligible for any compensation or benefits in connection with the Transactions and therefore has been omitted from this table.

(2)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under the named executive officer’s employment agreement in connection with a qualifying termination during the 12 months after a change in control (the “change in control period”). The cash severance payments will consist of (a) a lump sum payment equal to (i) 1.5, for Dr. Lundberg and 1.0, for Messrs. Silverman and Perry and Dr. Zohren, times (ii) the sum of the named executive officers’ current base salary and target bonus, plus (b) any unpaid annual bonus earned by the named executive officer for the year prior to the year in which the termination occurs, based upon actual performance. The severance amounts in the table assume that the bonus earned for calendar year 2024 has been paid as of the Closing.

(3)

This amount represents “single trigger” vesting acceleration of outstanding unvested Merus Options granted pursuant to Merus’ 2016 Incentive Award Plan, as amended, which are held by the named executive officers and will accelerate as of immediately prior to the Acceptance Time without regard to any termination of employment.

The value of the Merus Options equals (i) the number of Common Shares underlying the Merus Options multiplied by the excess of the Offer Consideration ($97.00) over the per Common Share exercise price of the Merus Options. The foregoing treatment of equity awards of the named executive officers is further described in the section of this Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Merus.” The estimated value of the Merus Options is shown in the table below.

Name	Number of Common Shares Subject to Unvested Merus Options (#)	Cash Consideration for Unvested Merus Options ($)
Sven (Bill) Ante Lundberg, M.D.	639,688	$39,884,439
Peter B. Silverman, J.D.	229,295	$14,107,941
Greg Perry	323,512	$20,713,772
Fabian Zohren, M.D., Ph.D.	176,461	$8,148,415

(4)

Merus has agreed to pay a tax reimbursement payment to each named executive officer for excise taxes imposed under Section 4999 of the Code, in an amount equal to such excise tax plus any taxes resulting from such payment (with certain limitations, as described above under “—Arrangements with Current Executive Officers and Directors of Merus—Tax Reimbursements”). The amounts for each applicable named executive officer represent the estimated aggregate tax reimbursement payment that would become payable to the named executive officers, assuming the named executive officer experiences a qualifying termination on the assumed date of Closing. The portion of the tax reimbursement payment related to the equity award acceleration represents a “single-trigger” payment, and any portion of the tax reimbursement payment quantified in the table related to the payment of severance is a “double-trigger” payment.

(5)

The amount for each named executive officer represents the “double-trigger” cost of COBRA continuation coverage for a period of up to 18 months (for Dr. Lundberg) and 12 months (for each of Messrs. Silverman and Perry and Dr. Zohren), to which the named executive officer may become entitled under such named executive officer’s employment agreement in connection with a qualifying termination during the change in control period, as described in further detail in the section to this Schedule 14D-9 captioned “—Arrangements with Current Executive Officers and Directors of Merus—Severance Benefits in Employment Agreements of Executive Officers.”

Appraisal Rights.

Merus Shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights with respect to the Offer or the Back-End Transactions. Pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) owns at least ninety-five percent (95%) of the company’s issued capital and outstanding share capital may initiate proceedings against the other minority shareholders jointly for the transfer of their shares to such shareholder. In such proceedings, the Enterprise Court may grant the claim for buy-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Court on the value of the shares to be transferred. As part of the Back-End Transactions, if Purchaser, Genmab or any of their respective affiliates holds at least ninety-five percent (95%) of the Common Shares (whether as a public limited liability company (N.V.) or, after the Back-End Conversion and Amendment, as a private limited liability company (B.V.)), and if, on or prior to the Subsequent Closing Date, the Article 14b Tax Ruling has not been obtained, Purchaser will initiate such compulsory acquisition proceedings. In the event Purchaser initiates these proceedings, Purchaser expects to request that the Enterprise Court determine the cash amount per Common Share to be equal to the Offer Consideration, adjusted, as applicable, to reflect the timing of settlement of consideration relative to the Offer settlement. The non-tendering Merus Shareholders do not have the right to commence the Back-End Compulsory Acquisition proceeding to oblige Purchaser to buy their Common Shares.

Legal Proceedings.

To our knowledge, as of October 20, 2025, there are no legal proceedings pending against Genmab, Purchaser or Merus relating to the Offer or the Transactions.

Regulatory and Other Approvals.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations that have been promulgated thereunder), (the “HSR Act”) certain transactions, including Purchaser’s purchase of Common Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been submitted to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act. Under the HSR Act, Purchaser’s purchase of the Common Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on such date that is 15 days after such filing was deemed accepted by the premerger notification office of the FTC, except that if the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. During the 15-day waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties.

Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Genmab, with the consent of Merus, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 15-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer will be extended to 11:59 p.m., Eastern time, on the 10th calendar day after Purchaser’s certification of substantial compliance with its Second Request unless the FTC or the Antitrust Division terminates the waiting period before its expiration. If the HSR Act waiting period expires or is terminated, completion of the Transactions will not require an additional filing under the HSR Act so long as Genmab owns 50% or more of the outstanding Common Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Common Shares pursuant to the Offer, (ii) to require Purchaser or Genmab to divest the Common Shares, or (iii) to require Genmab or Merus to divest businesses or assets or seek other relief. Private parties, as well as state attorneys general, also may bring legal actions under federal and state antitrust laws under certain circumstances. At any time, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the overall transaction or seek other structural or relief or damages.

Genmab and Merus have made a voluntary briefing paper submission to the UK Competition and Markets Authority (the “UK CMA”). In accordance with the terms of the Transaction Agreement, completion of the Transactions is conditional on a ‘no further questions’ response from the CMA to this briefing paper (if this were the most recent response from the UK CMA as at the date all other conditions to the Offer were satisfied) or otherwise, clearance from the UK CMA following the submission of a notice to the UK CMA in the prescribed form as contemplated by Section 96 of the Enterprise Act 2002 in relation to the Offer. Based upon an examination of publicly available information and other information relating to the businesses in which Merus is engaged, Merus does not believe that either the purchase of Common Shares by Purchaser pursuant to the Offer or the consummation of the Back-End Transactions should violate applicable antitrust laws. Nevertheless, Merus cannot be certain that a challenge to the overall transaction on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Merger Code

In The Netherlands, certain transactions require notifications under the Dutch Social and Economic Council’s Merger Code 2015 (SER Fusiegedragsregels 2015) (the “Merger Code”). Purchaser has made the requisite notification to the Social and Economic Council (Sociaal-Economische Raad) in connection with the Offer and the Back-End Transactions on behalf of Purchaser, Genmab and Merus. If within ten (10) business days after the notification under the Merger Code in connection with the Transactions has been made, Merus, Genmab or Purchaser has not received any written questions from the Social and Economic Council, the applicable procedures pursuant to the Merger Code will be deemed finalized.

Employee Clearance

In The Netherlands, certain transactions require consultation with applicable works councils under the WCA. Genmab and Merus will carefully consider any views or requests from their relevant works council (Genmab’s work council, the “Genmab Works Council”, Merus’ work council, “Merus Works Council”, and together, the “Works Councils”) and consult in good faith regarding potential accommodations. The Transaction Agreement provides that Merus will initiate the consultation process with the Merus Works Council, and Genmab will cause its Dutch affiliate to initiate the consultation process with the Genmab Works Council, in each case, requesting advice within one month, and that the parties will use reasonable best efforts to complete these processes expeditiously.

Certain Shareholder Approvals Required in Connection with the Back-End Transactions

Under the Transaction Agreement and, with respect to subpart (iv) below, relevant SEC rules, Merus is required to hold an EGM where shareholders will be provided with information regarding the Offer and will be requested to vote on the following matters:

(i)

adopt resolutions to, subject to (i) the Acceptance Time having occurred, (ii) the Subsequent Offering Period having expired, and (iii) the number of Common Shares validly tendered in accordance with the terms of the Offer (including, if applicable, Common Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Common Shares owned by Genmab, Purchaser or any of their respective affiliates, any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, representing at least the Back-End Threshold, effect or approve, as applicable, the relevant Back-End Transactions (and, if applicable, certain amendments to the Articles of Association in connection therewith);

(ii)

effective upon the Acceptance Time, to provide full and final discharge to each member of the Merus Board for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law;

(iii)

(A) discuss the nomination of no more than three (3) non-executive directors to be designated in writing by Genmab and Purchaser, in their sole discretion, for appointment as non-executive directors of the Merus Board, (B) adopt one or more resolutions to make recommendations in connection with the proposed appointments of such Purchaser designees and (C)adopt one or more resolutions, effective upon the Closing, to appoint such Purchaser designees to replace the resigning non-executive members of the Merus Board as contemplated by the Transaction Agreement;

(iv)

a resolution to approve, by means of a non-binding advisory vote, compensation that will or may become payable by Merus to its named executive officers in connection with the completion of the Offer; and

(v)	conduct such other business as may properly come before the EGM (collectively, the “EGM Matters”).

The EGM will be held on the date to be specified in Merus’ definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9. Merus Shareholders who hold Common Shares on the record date, which date will be specified in Merus’ definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9, are entitled to attend the EGM, vote on the EGM Matters and receive Merus’ definitive proxy statement.

For the purposes of this Schedule 14D-9, “Back-End Threshold” means at least eighty percent (80%) of Merus’ issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding from both the numerator and denominator of such percentage determination any Common Shares held by Merus in treasury (or, if the Minimum Condition has been amended in accordance with the terms of the Transaction Agreement, then seventy-five percent (75%) of Merus’ issued and outstanding share capital (geplaatst en uitstaand kapitaal), excluding any Common Shares held by Merus in treasury).

Dutch Works Council

Pursuant to the Transaction Agreement, Merus has initiated the consultation procedure with Merus’ works council (ondernemingsraad) (the “Merus Works Council”) and Genmab has caused Genmab B.V., an indirect wholly owned subsidiary of Genmab (“Genmab B.V.”), to initiate the consultation procedure with the Genmab B.V.’s works council (the “Genmab Works Council”, and together with the Merus Works Council, the “Works Councils”, and each a “Works Council”) with respect to the Employee Consultation Transactions (as defined below) by submitting a request for advice to the respective Works Councils in accordance with the Dutch Works Council Act (Wet op de ondernemingsraden) (the “WCA”), requesting each Works Council to render its advice within one (1) month.

It is one of the conditions to the closing of the Offer that one of the following events has occurred as of the scheduled Expiration Time in respect of each of the Merus Works Council and the Genmab Works Council:

(i)

the Works Council renders an unconditional positive advice allowing the relevant Employee Consultation Transactions (as defined below) (which will be deemed to include an unconditional neutral advice allowing the relevant Employee Consultation Transactions);

(ii)

the Works Council renders an advice with conditions reasonably acceptable to (i) with respect to the Merus Works Council, Merus and Genmab, and (ii) with respect to the Genmab Works Council, Merus, Genmab B.V. and Genmab;

(iii)	the Works Council confirms in writing that it has unconditionally and irrevocably waived its right to render advice; or

(iv)

the Works Council renders a negative advice (which will also include (a) an advice with conditions not reasonably acceptable (i) with respect to the Merus Works Council, Merus and Genmab, and (ii) with respect to the Genmab Works Council, Merus, Genmab B.V. and Genmab and (b) a failure by the Works Council to render its advice within a reasonable period of time after a request for advice was submitted to it), provided that (1) the Works Council has unconditionally and irrevocably waived the applicable waiting period as set out in article 25 paragraph 6 of the WCA of its right to initiate the legal proceedings as set out in article 26 of the WCA in writing, (2) the applicable one (1) month waiting period pursuant to article 25 paragraph 6 of the WCA has expired without the Works Council having initiated legal proceedings pursuant to article 26 of the WCA, or (3) following the initiation of legal proceedings by the Works Council pursuant to article 26 of the WCA, (x) the Enterprise Chamber of the Amsterdam Court of Appeals has rejected the Works Council’s claims to the effect that no measures obstructing the consummation of the relevant Employee Consultation Transactions are imposed and such rejection has immediate effect (uitvoerbaar bij voorrraad) or (y) such legal proceedings have been concluded otherwise in a manner that does not prohibit the consummation of the relevant Employee Consultation Transactions.

For the purposes of the Works Council’s consultation procedure, “Employee Consultation Transaction” means, collectively, (a) as the Merus Works Council is concerned, (i) the intended Transactions, including the Back-End Transactions (in the case of implementation of the Back-End Merger and the Back-End Cancellation), (ii) the post-Closing composition of the Merus Board as contemplated by the Transaction Agreement and (iii) (certain elements of) Genmab’s and Purchaser’s financing arrangements relating to the Transactions, including the provision of related guarantees and security by the Merus and each of its subsidiaries (collectively, the “Merus Group”), to the extent Merus or other members of the Merus Group are intended to be a party thereto, and (b) as the Genmab Works Council is concerned, (1) obtaining control of Merus, and (2) (certain elements of) Genmab’s and Purchaser’s financing arrangements relating to the Transactions, including the provision of related guarantees and security by Genmab B.V.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of Merus, please see Merus’ Annual Report on Form 10-K for the year ended December 31, 2024 (as amended) and Merus’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. The forward-looking statements are based on current beliefs and expectations and include, but are not limited to, statements regarding: the planned completion of the transactions contemplated by the Transaction Agreement and related timing; the potential benefits and effects of the proposed transactions on Merus, and the prospective performance and outlook of the Purchaser’s business, performance, and opportunities. Risks and uncertainties that could cause results to differ materially from expectations include without limitation: uncertainties as to the timing and completion of the tender offer and the proposed transactions; uncertainties as to the percentage of Merus Shareholders tendering their shares in the tender offer and as to the percentage of Merus Shareholders voting in favor of the matters relating to the proposed transactions at the extraordinary general meeting; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the proposed transactions may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the effects of disruption caused by the proposed transactions making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from Merus’ ongoing business operations; the risk that shareholder litigation in connection with the transactions contemplated by the Transaction Agreement may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to Merus’ business, such as Merus’ need for additional funding, which may not be available and which may require Merus to restrict its operations or relinquish rights to its technologies or antibody candidates; potential delays in regulatory approval, which would impact Merus’ ability to commercialize its product candidates and affect its ability to generate revenue; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of Merus’ early stage development efforts for marketable drugs; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; Merus’ reliance on third parties to conduct its clinical trials and the potential for those third parties to not perform satisfactorily; impacts of the volatility in the global economy, including global instability, including the ongoing conflicts in Europe and the Middle East; Merus may not identify suitable Biclonics® or bispecific antibody candidates under its collaborations or its collaborators may fail to perform adequately under its collaborations; Merus’ reliance on third parties to manufacture its product candidates, which may delay, prevent or impair its development and commercialization efforts; protection of Merus’ proprietary technology; Merus’ patents may be found invalid, unenforceable, circumvented by competitors and its patent applications may be found not to comply with the rules and regulations of patentability; Merus may fail to prevail in potential lawsuits for infringement of third-party intellectual property; and Merus’ registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks; and the other important factors described in the section titled “Risk Factors” in Merus’ Quarterly Report on Form 10-Q for the period ended June 30, 2025, as such factors may be updated from time to time in Merus’ other filings with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Merus undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 21, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on October 21, 2025 (the “Schedule TO”) by Genmab and Purchaser).

(a)(1)(B)	Form of Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated October 21, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Merus and Genmab, dated September 29, 2025 (incorporated by reference to Exhibit 99.2 to Merus’ Current Report on Form 8-K filed with the SEC on September 29, 2025).

(a)(5)(B)	Email from Sven (Bill) Ante Lundberg, M.D., President and Chief Executive Officer of Merus, sent to employees, dated September 29, 2025 (incorporated by reference to Exhibit 99.1 to Merus’ Schedule 14D-9C filed with the SEC on September 29, 2025).

(a)(5)(C)	Frequently Asked Questions for Investors, dated September 29, 2025 (incorporated by reference to Exhibit 99.2 to Merus’ Schedule 14D-9C filed with the SEC on October 3, 2025).

(a)(5)(D)	Form Email to Investors, dated September 29, 2025 (incorporated by reference to Exhibit 99.3 to Merus’ Schedule 14D-9C filed with the SEC on September 29, 2025).

(a)(5)(E)	Frequently Asked Questions for Investors, dated October 3, 2025 (incorporated by reference to Exhibit 99.1 to Merus’ Schedule 14D-9C filed with the SEC on October 3, 2025).

(a)(5)(F)	Frequently Asked Questions for Employees, dated October 3, 2025 (incorporated by reference to Exhibit 99.2 to Merus’ Schedule 14D-9C filed with the SEC on October 3, 2025).

(e)(1)	Transaction Agreement, dated as of September 29, 2025, among Genmab, Purchaser and Merus (incorporated by reference to Exhibit 2.1 to Merus’ Current Report on Form 8-K filed with the SEC on September 29, 2025).

(e)(2)	Foundation Support Agreement, dated as of September 29, 2025, by and among G. Reijnen, R. van Leen and Merus (incorporated by reference to Exhibit 99.1 to Merus’ Current Report on Form 8-K filed with the SEC on September 29, 2025).

Exhibit Number	Description

(e)(3)	Confidentiality Agreement, dated August 20, 2025, between Merus and Genmab (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated September 21, 2025, between Merus and Genmab (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Merus N.V. 2016 Incentive Award Plan Amended and Restated May 7, 2024 (incorporated by reference to Exhibit 10.1 to Merus’ Annual Report on Form 10-K filed on February 27, 2025).

(e)(6)	Merus N.V. Non-Executive Director Compensation Program (incorporated by reference to Exhibit 10.1 to Merus’ Quarterly Report on Form 10-Q filed on August 6, 2020).

(e)(7)	Form of Board of Directors Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Merus’ Registration Statement on F-1 filed on May 9, 2016).

(e)(8)	Employment Agreement, dated January 1, 2023, by and between Merus US, Inc. and Peter Silverman (incorporated by reference to Exhibit 10.1 to Merus’ Current Report on 8-K filed on January 6, 2023).

(e)(9)	Employment Agreement, dated January 1, 2019, by and among Merus US, Inc., the Registrant and Sven A. Lundberg (incorporated by reference to Exhibit 10.13 to Merus’ Annual Report on 10-K filed on March 16, 2020).

(e)(10)	Employment Agreement, dated as of June 14, 2023, by and between Merus US, Inc. and Gregory Perry (incorporated by reference to Exhibit 10.1 to Merus’ Current Report on 8-K filed on June 15, 2023)

(e)(11)	Employment Agreement by and between Merus US, Inc. and Fabian Zohren (incorporated by reference to Exhibit 10.1 to Merus’ Current Report on 8-K filed on July 1, 2024).

(e)(12)	Employment Agreement, dated July 2, 2020, by and among Merus US, Inc., the Registrant and Andrew Joe (incorporated by reference to Exhibit 10.4 to Merus’ Quarterly Report on Form 10-Q filed on August 6, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERUS N.V.

By:	/s/ Sven A. Lundberg
Name:	Sven (Bill) Ante Lundberg, M.D.
Title:	President and Chief Executive Officer
Dated:	October 21, 2025

Annex I

September 28, 2025

Merus N.V.

Uppsalalaan 17

3584 CT Utrecht

The Netherlands

The Board of Directors:

We understand that Merus N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands (“Merus”), Genmab A/S, a public limited liability company (Aktieselskab) organized under the Laws of Denmark (“Genmab”), and Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of The Netherlands and a wholly owned subsidiary of Genmab (“Purchaser”), propose to enter into a Transaction Agreement (the “Transaction Agreement”). The Transaction Agreement provides for, among other things, (i) the commencement by Purchaser of a tender offer for all outstanding common shares, nominal value €0.09 per share, in the capital of Merus (“Merus Common Shares”) for US$97.00 per share in cash (the “Consideration” and, such tender offer (including any subsequent offering (as described in the Transaction Agreement)), the “Offer”) and (ii) subsequent to the consummation of the Offer, Purchaser will effect certain back-end transactions as more fully described in the Transaction Agreement (such transactions, collectively, the “Back-End Transactions” and, together with the Offer, the “Transaction”) pursuant to which Merus will become a wholly owned subsidiary of Purchaser and Merus Common Shares not tendered in the Offer will be entitled to receive the Consideration or, in certain cases, an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals (the “Court Determined Consideration,” as to which we express no opinion). The terms and conditions of the Transaction are more fully set forth in the Transaction Agreement.

You have asked for our opinion as to whether the Consideration to be received by holders of Merus Common Shares (other than Genmab, Purchaser and their respective affiliates) pursuant to the Transaction Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft, dated September 28, 2025, of the Transaction Agreement;

(ii)	reviewed certain publicly available financial and other information relating to Merus;

(iii)

reviewed certain information furnished to us by the management of Merus relating to the business, operations and prospects of Merus, including certain risk-adjusted financial forecasts and estimates provided to or discussed with us by the management of Merus and approved for our use and reliance;

(iv)	held discussions with members of senior management of Merus regarding the business, operations and prospects of Merus and the other matters described in clauses (ii) and (iii) above;

(v)	reviewed the stock trading price history and implied trading multiples of Merus and certain publicly traded companies that we deemed relevant in evaluating Merus;

(vi)	reviewed, to the extent publicly available, the financial terms of certain transactions that we deemed relevant in evaluating the Transaction; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by Merus or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on the assurances of the management and other representatives of Merus that they are not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Merus or any other entity, and we have not been furnished with and assume no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. We have not evaluated and do not express any opinion as to the solvency or fair value of Merus or any other entity, or the impact of the Transaction thereon, under any laws relating to bankruptcy, insolvency or similar matters. In addition, our analyses and opinion do not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings involving or affecting Merus or any other entity.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Merus that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Merus as to, and are an appropriate basis upon which to evaluate, the future financial performance of Merus and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.

We have relied upon the assessments of the management of Merus as to, among other things, (i) the potential impact on Merus of market, competitive, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biopharmaceutical industry, including with respect to the pricing of and third-party coverage and reimbursement for pharmaceutical products, (ii) matters relating to the products and product candidates of Merus, the potential use and indications for such products and product candidates, related technology and intellectual property and regulatory approval processes and risks, including with respect to the probability and timing for the development, clinical testing, manufacturing and commercialization of such products and product candidates and related uses and indications, and the validity and duration of licenses and patents, and (iii) existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees and consultants, customers, suppliers and other commercial and collaboration relationships. We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated, and information made available to us, as of the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions upon which such opinion is based and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, and the industry in which Merus operates, have experienced and may continue to experience volatility and disruptions and we express no view or opinion as to any potential effects of such volatility or disruptions on Merus or the Transaction.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Merus or the Transaction, and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Merus and/or the Board of Directors of Merus (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Merus or the Transaction and legal, regulatory, accounting and tax consequences to Merus or its securityholders of the terms of, and transactions contemplated by, the Transaction Agreement. We have not taken into account, for purposes of our analyses and opinion, any tax consequences of the Transaction to any holder of Merus Common

Shares. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Merus or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Transaction Agreement, when signed by the parties thereto, will not differ from the draft of the Transaction Agreement reviewed by us in any respect meaningful to our analyses and opinion.

Our opinion does not address the relative merits of the Transaction or other transactions contemplated by the Transaction Agreement as compared to any alternative transaction or opportunity that might be available to Merus, nor does it address the underlying business decision by Merus to engage in the Transaction or the terms of the Transaction Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any support agreement or other agreements, instruments, arrangements or understandings entered into, terminated or amended in connection with, or contemplated by or resulting from, the Transaction. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received by holders (other than Genmab, Purchaser and their respective affiliates) of Merus Common Shares (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Merus held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Merus or otherwise. We express no view or opinion with respect to any Court Determined Consideration relative to the Consideration or otherwise. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Merus or any other party. Furthermore, we express no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Merus’ officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration, any Court Determined Consideration or otherwise. We also express no view or opinion as to the prices at which Merus Common Shares or any other securities of Merus may trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction. The issuance of our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender Merus Common Shares in the Offer or how the Board or any securityholder should vote or act with respect to the Transaction or any other matter.

We have been engaged to act as financial advisor to Merus in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is payable contingent upon consummation of the Offer. In addition, Merus has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As the Board is aware, we and our affiliates in the past have provided, currently are providing, and in the future may provide, certain financial advisory or financing services to Merus and/or its affiliates, for which we and our affiliates have received and expect to receive compensation, including, during the approximate two-year period prior to the date hereof, having acted or acting as (i) sole agent for sale transactions of Merus Common Shares pursuant to an ATM program of Merus and (ii) joint bookrunner for various follow-on offerings of Merus Common Shares. As the Board also is aware, although we and our affiliates have not provided financial advisory or financing services to Genmab during the approximate two-year period prior to the date hereof for which we and our affiliates received compensation, we and our affiliates in the future may provide such services to Genmab and/or its affiliates, for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates trade or hold securities or financial instruments (including loans and other obligations, as applicable) of Merus, Genmab and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, hold or may hold at any time long or short positions or otherwise effect transactions in those securities or financial instruments.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Merus Common Shares (other than Genmab, Purchaser and their respective affiliates) pursuant to the Transaction Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC